# INTERЕP





**"The secret to long-term success is the ability to constantly reinvent one's self..."**

**Interep** is an advertising and marketing company that is the pre-eminent leader in the radio industry. We are the largest independent national spot radio representative, or "rep" firm in the United States. We provide innovative marketing solutions that help national and regional advertisers achieve their business goals with integrated media campaigns utilizing radio, the Internet, and other media.


Media Outlets, like radio stations with "spot" time to sell, contract with Interep on an exclusive basis to sell ad opportunities
Interep sales representatives "sell" advertising agencies the benefits of its media clients
1
2
Media Outlets
5
INTEREP
3
Ad Agencies
Media client pays Interep a commission
Ad agency "buys" ad opportunities through Interep
4
Ad agency pays media client

# INTEREP.

# OVER 50 YEARS OF SELLING, INNOVATING, REINVENTING RADIO...

*Interep Interactive is the company's Internet representation and web publishing division specializing in the sales and marketing of on-line advertising. It includes Cybereps, Perfect Circle Media and Winstar Interactive. Interep Interactive has built a solid reputation in the on-line advertising arena through its representation of premium quality content websites.*

Atlanta Boston Chicago Cincinnati Dallas Detroit Kansas Cit

# . . . WITH SOLID INTERNET PRESENCE PIONEERING MARKETING

Minneapolis New York Philadelphia Portlan

*We offer a variety of marketing support services to advertisers and advertising agencies, including: consumer and media research; sales and management training; promotional programs; and unwired radio "networks," which allow customers to create customized, multi-market radio buys with a single phone call. In addition, our client stations benefit from the Interep Marketing Group, which is devoted to bringing new advertisers into radio through integrated marketing campaigns.*

Morrison and Abraham, an Interep company, is a sales consulting firm that works with media clients to develop effective sales promotions. Through the services of Morrison and Abraham, Interep offers national advertisers a seamless marketing, advertising and promotional link to achieve local marketing goals.

Los Angeles Miami

# EFFECTIVE SALES PROMOTIONS, SUPPORT AND NATIONAL REACH!

San Francisco Seattle St. Louis Washington, D.C.

Interep has 17 offices spanning the nation's major cities and advertising centers. This includes offices in select corporate hubs such as Cincinnati, Kansas City and Washington, D.C. Through its network of offices, Interep has built relationships with key regional marketing decision-makers that expand the revenue base for its client stations.

10017

# Interep's diversified services cover a range of needs for our media clients and advertising customers.



Media Outlets
Radio
Internet
Events
INTEREP
Our Services
Media Representation
ABC Radio Sales
Infinity Radio Sales
Freedom Radio Group
D&R Radio
McGavren Guild Radio
SBS/Interep
Susquehanna Radio Sales
Cybereps
Perfect Circle Media
Winstar Interactive Media
The Event Shop
Marketing Services
Specialized Agency Sales
Unwired Networks
Interep Innovations
Interep Marketing Group
Morrison & Abraham
Promotion Marketing
Resources, Technology and Support
Research
Media Financial Services
RadioExchange®
StationScan®
Advertising Customers
Ad Agencies
Advertisers

# Our Services

## Media Representation

*Radio • Internet • Events*

## Marketing Services


Media Representation

## Representing Radio

**Through its seven radio representation firms, Interep represents over 1,500 stations, including many of the nation's most prestigious broadcast companies. These include ABC/Disney, Emmis Communications, Entercom, Infinity Broadcasting, Inner City Broadcasting Corporation, Jefferson Pilot, Radio One, Spanish Broadcasting System, Susquehanna Radio Corporation and WBEB-FM.**

### ABC RADIO SALES

ABC Radio Sales was formed in June 1998 exclusively for the ABC-owned radio stations. The firm represents 70 radio stations in 45 major markets, which includes several Radio Disney properties.

ABC/Disney features some of the most well-known personalities in radio including Rush Limbaugh, Sean Hannity, Paul Harvey, Dr. Laura, Tony Kornheiser and Dan Patrick. These personalities command and maintain the attention of their audiences as they interact with their listeners and generate audience loyalty.

RADIO DISNEY
espn

Radio Disney is the only 24-hour, 7 days a week radio environment designed for the family. Disney means family. Moms and families are the target for Radio Disney. Its playlist and schedules are mom friendly and tween focused. Radio Disney stations across the country reach over 1.8 million moms each week and over 3.1 million kids between the ages of 6-14.

ESPN Radio is the most recognizable brand among all men 18 and older. The ESPN name beat out other powerhouse brands including Coca-Cola and McDonalds. It is the leading name in sports and sports marketing. Great personalities bring loyalty to ad campaigns as Dan Patrick, Tony Kornheiser and ESPN SportsCenter have displayed.

### INFINITY RADIO SALES


25
YEARS

Interep's long-term relationship with Infinity Broadcasting spans over 25 years. Infinity Radio Sales, a dedicated national radio rep firm, was formed in 1995 to exclusively serve the national sales and marketing needs of Infinity Broadcasting.

The Telecom Act of 1996 resulted in the historic and revolutionary consolidation of three of the top broadcast groups in the industry: Westinghouse (Group W Radio Sales), CBS Radio and Infinity Broadcasting. Due to Interep's unique sales and marketing infrastructure and Infinity Radio Sales' outstanding sales performance, it became the exclusive national radio rep firm for the consolidated properties.

Today, Infinity Radio Sales represents over 100 stations in nearly 30 major markets.

### FREEDOM RADIO GROUP

**380+ MARKETS**

Freedom Radio Group combines Interep's independent radio stations into a unified selling network. It consists of Interep's D&R Radio, McGavren Guild, SBS/Interep and Susquehanna Radio Sales. Freedom Radio provides the only true independent option for broadcasters who see a potential conflict-of-interest arising from representation by a direct competitor. Freedom Radio Group represents over 1,300 stations in over 380 markets.

#### D&R RADIO

**320+ STATIONS**

D&R Radio, formed in 1985, represents more than 320 radio stations across the country. It sells and markets stations owned by some of the industry's top independent broadcasting groups which include Beasley Broadcast Group, Emmis Communications, Entercom, Entravision, Hearst Argyle, Inner City Broadcasting Corporation and Radio One, among others.

#### MCGAVREN GUILD RADIO

McGavren Guild Radio, founded by Daren McGavren in 1952, was one of the nation's first major national radio rep firms. Today, McGavren remains a premier rep firm representing nearly 850 radio stations across the country.


SINCE
1957

McGavren Guild Radio's independent clients include some of the industry's top broadcasting groups such as American General Media, Buckley Broadcasting, Crawford Broadcasting, Curtis Media, Inner City Broadcasting Corporation, Next Media, Pamal Broadcasting, Radio One, Renda Broadcasting, Sinclair TeleCable, Spanish Broadcasting System, Univision and WEAZ Radio, among others.




100
spanish
stations

### SBS/INTEREP

SBS/Interep knows more about Spanish Radio than anyone else. Run by Hispanic management with the largest dedicated Spanish Radio sales force in the industry, Spanish Broadcasting System and Interep formed this new sales division in May 2002. It currently represents more than 100 Spanish-language radio stations (SBS Radio Network and other Interep-represented Hispanic stations).


CUSTOM
FIT

### SUSQUEHANNA RADIO SALES

Susquehanna Radio Sales is the exclusive national rep for the Susquehanna Radio Corporation's radio stations. Interep is proud of this relationship. As Susquehanna's national rep, we foster their company philosophy when addressing their national sales and marketing needs – their commitment to the communities they serve such as their listeners, advertisers and their respective agencies

Formed in 1997, Susquehanna Radio Sales today represents 28 radio stations nationally in 8 mid-sized to large growth markets.



## Internet

HITS
AND BYTES

### INTEREP INTERACTIVE

Interep Interactive is the company's interactive representation and web publishing division specializing in the sales and marketing of on-line advertising, including streaming media. Interep Interactive includes Cybereps, specializing in ad sales, marketing, and streaming media sales; Perfect Circle Media, which develops innovative media solutions for companies targeting the financial and business categories; and Winstar Interactive Media, the leading web property representation company that generates advertising sales, creates sponsorship and content syndication packages, and facilitates business partnership programs for a select list of branded web publishers.

Interep Interactive's list of branded websites includes aetv.com (A&E TV), biography.com, comcast.net, fodors.com, historychannel.com, nasdaq.com, soapcity.com, spin.com, station.com, zagatsurvey.com, among others.

## Events

20,000
EVENTS

### THE EVENT SHOP

The Event Shop is Interep's event marketing division. It maintains an extensive database of over 20,000 grassroots events from hundreds of radio stations nationwide, sorting them by category, demographic appeal, calendar season and geographic local. The division then markets these events to appropriate promotional and event marketing agencies across the country. Our event information is collected through a network of over 300 marketing professionals coast-to-coast and provides advertisers with excellent local market knowledge.

Power of Urban Radio

Power of Hispanic Radio

Radio Symposium

Radio Daze



*Interep has been an ever-*
*that continues to grow*
*new ventures, which, in*
*and the buying community*
*efficiently and much*

***evolving radio rep firm through new ideas and turn, helps the agencies work much more more effectively.***

Kim Vasey
Senior Partner, Director of Radio
Mediaedge:CIA



RadioExchange™

Morrison and Abraham

Promotion Marketing

Unwired Network

Specialized Agency Sales


Marketing Services

Complementing Media Representation, Interep offers various Marketing Services to its advertising customers. We develop customized marketing and promotional programs for agencies and advertisers to help build sales, gain retailer support, strengthen product image, and increase brand awareness.

A wide range of additional Resources and Support gives Interep flexibility in meeting the changing needs of its clients and customers in consumer and media research. We help determine the best strategy to meet any sales challenge. We design sales and management training programs and initiatives for account executives and managers, as well as media conferences addressing important industry concerns such as The Power of Urban Radio, The Power of Hispanic Radio and The Radio Symposium.

And, our Technology services streamline both transactional and information gathering functions for both our media clients and advertising customers.

## INTEREP INNOVATIONS


GROW
clients' share

Interep Innovations encompasses Interep's company-wide initiatives and programs to grow its clients' share of transactional dollars, while simultaneously creating new revenue through group deals, regional packages and non-traditional revenue development. Innovations includes the Interep Marketing Group and Promotion Marketing, as well as a diverse range of initiatives at the transactional sales level, including business development training, National Agency Teams and strategies to call on upper-level marketing decision-makers.

### INTEREP MARKETING GROUP

The Interep Marketing Group ("IMG") designs programs to solve specific marketing problems. Our programs

- build sales
- gain retailer support
- strengthen product image
- increase brand awareness


1
BILLION+
since
1993

IMG works hand-in-hand with advertisers to target the best potential audience using demographic, lifestyle or psychological profiles. We work with advertisers to develop effective programs to reach more people and manage marketing budgets. IMG also offers turn-key implementation of ad campaign and helps deliver ROI.

In addition, IMG combines the tested influence of radio with the burgeoning power of the Internet. Interep can tap our affiliate station's websites to implement programs to reach consumers throughout the day. And with Interep Interactive, we can develop programs using some of the hottest websites on the net.

Our Directors of Marketing, with backgrounds in brand management, account services, media planning, and media sales are backed by the considerable resources of Interep. IMG's role is to remain objective – serving as a knowledgeable, independent resource and as the marketer's advocate.

Plus, we regularly extend our marketing concepts beyond radio and the Internet to help marketers develop and implement:

200%
increases

- In-store Events
- Sampling Programs
- Local and National Tie-ins
- Sports Tie-ins
- Infomercials
- Music/Concerts
- On-air Personality Appearances
- Interactive Promoting

IMG has amassed over 300 success stories with sales increases as high as 200%! We do it through the use of solid research, targeted spot and network buys, and innovative promotions to deliver audiences with the highest potential. Our services are seamless, fully integrated and at no additional cost to the advertiser – marketing dollars are spent where they should be: reaching potential customers.

### *MORRISON AND ABRAHAM*

Morrison and Abraham is a media sales consulting firm that enables our clients to capture incremental revenue through direct relationships with non-advertising decision makers. By installing our mutually supportive FAST Sales Management™ and Knowledge-Based Selling™ systems into client sales departments, we increase their opportunities to generate revenue and maximize profit.


SINCE
1985

Our consultants are strategists, salespeople and motivators with over 50 years of total experience. Each had established a successful career in sales prior to joining Morrison and Abraham. Our consultants participate in weekly sales calls and are



accountable for monitoring client activity and revenue. The company builds on proven best practices to help clients diversify their activity, expand their customer base and increase the value of what they sell. In 2004, IMG and Morrison and Abraham generated $111 million in new radio revenues for the radio industry.

### PROMOTION MARKETING


Radio
Internet

Interep's Promotion Marketing group creates and executes promotions that generate larger shares and increased revenue for our clients. The group has orchestrated successful radio and Internet based promotions for hundreds of advertisers in a variety of industries, including health care, entertainment, food and automotive. This department assists in all aspects of a promotional campaign, from design and coordination, through implementation and follow-up evaluations.



## RESEARCH

With a focus on quality and customer service, Interep Research consistently strives to achieve the highest standards of excellence. We help generate revenue for our client radio stations by providing innovative and sales-oriented research-based marketing materials to our sales force and the advertising industry.


#1
source

Interep serves as the industry's most quoted source for radio research. Our team works closely with both clients and our own sellers to determine the best strategy to meet any given sales challenge. Interep Research also supports IMG's efforts to generate new radio dollars.

Interep Research produces the respected Marketing Management Series, a collection of reports focusing on a variety of media, consumer and marketing topics. These reports are made available at www.researchstore.com.

## SPECIALIZED AGENCY SALES


SAS
team

Interep's Specialized Agency Sales ("SAS") team provides service to meet the specific radio buying needs of small and mid-sized agencies by assigning a single SAS representative to an agency.

The SAS group helps these agencies hone their strategies to use radio to its fullest potential. It is the resource for competitive spending, market profiles, qualitative reports, and other information that will impact media schedule planning.

## UNWIRED NETWORK


One call
execution

Interep's Unwired Networks division offers the convenience of a wired network, with the flexibility, customized geography, targeted coverage, and prime station line-ups of spot radio. With one phone call, agencies can executive a custom, multi-market radio buy to reach exactly those consumers most likely to buy an advertiser's products or services by targeting appropriate qualitative characteristics.

## The Power of Influence

Interep brings its thought leadership to the industry through its radio conferences which promote radio's strength to advertisers and its value to stakeholders . . .


THE POWER OF
HISPANIC
RADIO


THE POWER OF
URBAN
RADIO
THE
RADIO
SYMPOSIUM
PRESENTED BY INTEREP

For information about Interep's radio conferences, please visit www.interep.com.



## Leadership

### Board of Directors

Ralph C. Guild
Howard M. Brenner
Marc G. Guild
John E. Palmer
George E. Pine
Arnie Semsky
Arnold Sheiffer

### Executive Management

Ralph C. Guild
Chairman of the Board
and Chief Executive Officer

George E. Pine
President and Chief Operating Officer

Marc G. Guild
President, Marketing Division

William J. McEntee, Jr.
Senior Vice President
and Chief Financial Officer

### Corporate Headquarters

100 Park Avenue
5th Floor
New York, NY 10017 USA
Phone 212-916-0700
Fax 212-916-0790
www.interep.com

For inquiries, please contact:

### Broadcasters

George E. Pine
President and Chief Operating Officer
212-916-0519
george_pine@interep.com

### Advertising Agencies

Jeff Dashev
President, Sales Division
310-441-8101
jeff_dashev@interep.com

### Network Sales

Bruce Feniger
Executive Vice President of Network Operations,
Regional Sales Executive
212-309-9098
bruce_feniger@interep.com

### Marketers & Advertisers

Sheila Kirby
Senior Vice President, Interep Innovations
212-916-0518
sheila_kirby@interep.com

### Internet

Adam Guild
President and Chief Executive Officer,
Interep Interactive
310-213-2326
aguild@wims.com

### Promotion Marketing

Jamie Aronow
Senior Vice President, Managing Director
212-916-0550
jamie_aronow@interep.com

### Research

Stu Naar
Executive Vice President, Director of Research
212-818-8912
stu_naar@interep.com

### Corporate Communications

Michele Skettino
Senior Vice President, Corporate Marketing
212-916-0536
michele_skettino@interep.com

Design: Steffy Design, NYC

www.interep.com


INTEREP


INTEREP

## Dear Shareholders

2004 marked a year of transition for our company. We began an aggressive plan to strengthen our financial condition, streamlining operations and initiating programs to cut our costs while maintaining our high sales performance for our clients. As a result, our liquidity has increased and our operating results continue to show improvement. Our 2004 company-wide business development initiative generated



over $72 million of new dollars for radio and significantly contributed to Interep's revenue last year, despite weak market conditions. While total revenue increased 16.4% in 2004 over 2003, this was primarily due to an increase in contract termination revenue resulting from the termination of Interep's representation contract with Citadel Broadcasting in 4th Quarter 2003. Commission revenue decreased $9.3 million, or 10.6%, in 2004, to $78.5 million from $87.8 million for 2003, again, due in large part to the cancellation. Moreover, there was softness in national radio advertising during most of 2004. Factors contributing to this weakness were the sluggishness of the economic recovery in general, and more particularly, the recurrence of the historical pattern of national advertisers over-emphasizing television during Election and Olympic years at the expense of radio advertising.


Total revenue
+16.4%
$88.4M
$102.9M
2003
2004

As noted above, Interep has taken steps to strengthen its financial position that continue in 2005. As part of our plan, we retained the services of Allen & Company and Longacre Partners to advise us on growth strategies and financial restructuring. Both companies are world-class investment banking firms. Their vision, expertise and connections within the media industry are unparalleled. We are working with them to help us restructure our debt and to review and assess the strategic position of our company, including an appraisal of intra-industry and organic growth opportunities.

With the guidance of these advisors, I am confident that we will strengthen our balance sheet and improve profitability and shareholder value.

On behalf of the Board of Directors, our company officers and our employee owners, I thank you for your continued support of Interep.

Ralph C. Guild
*Chairman of the Board*
*and Chief Executive Officer*

100 Park Avenue New York NY 10017 www.interep.com 212-916-0700

# SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

# FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2004**

OR

☐ **TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from ______ to ______**

**Commission file number 000-28395**

# INTEREP NATIONAL RADIO SALES, INC.

(Exact name of registrant as specified in its charter)

| New York | 13-1865151 |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| 100 Park Avenue, New York, New York | 10017 |
| (Address of principal executive offices) | (Zip Code) |

(212) 916-0700
(Registrant's telephone number, including area code)

**Securities registered under Section 12(b) of the Exchange Act:** None.
**Securities registered under Section 12(g) of the Exchange Act:**

| Title of Each Class | Name of Each Exchange on Which Registered |
|---|---|
| Class A Common Stock, par value $0.01 per share | Nasdaq OTC Bulletin Board |

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

The aggregate market value of the Class A Common Stock, par value $.01 per share, and Class B Common Stock, par value $.01 per share, held by non-affiliates of the registrant, based upon the last reported sale price for the registrant's Class A Common Stock on The Nasdaq OTC Bulletin Board, was $6,432,244 as of June 30, 2004 (this excludes shares owned beneficially by directors, executive officers and the registrant's Stock Growth Plan).

The number of shares of the registrant's Common Stock outstanding as of the close of business on March 15, 2005, was 6,767,933 shares of Class A Common Stock, and 4,527,943 shares of Class B Common Stock.

## DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the registrant's proxy statement to be used in connection with the 2005 Annual Meeting of Shareholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

Throughout this Annual Report, when we refer to "Interep" or "the Company," we refer collectively to Interep National Radio Sales, Inc. and all of our subsidiaries unless the context indicates otherwise or as otherwise noted.

## IMPORTANT NOTE REGARDING FORWARD LOOKING STATEMENTS

Some of the statements made in this Annual Report are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not statements of historical fact, but instead represent our belief about future events. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," or the negative of these terms or other comparable terminology. These statements are based on many assumptions and involve known and unknown risks and uncertainties that are inherently uncertain and beyond our control. These risks and uncertainties may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different than any expressed or implied by these forward-looking statements. Although we believe that the expectations in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should review the factors noted in "Management's Discussion and Analysis of Financial Condition and Results of Operation — Certain Factors That May Affect Our Results of Operations" for a discussion of some of the things that could cause actual results to differ from those expressed in our forward-looking statements.

# PART I

## Item 1. BUSINESS

### General

Interep is the largest independent national spot radio representation or "rep" firm in the United States. We are the exclusive rep firm for nearly 1,800 radio stations nationwide, including radio stations owned by six of the ten largest radio groups by revenue. Our market share in the ten largest U.S. radio markets (as defined by Arbitron) was an estimated 52% for 2004. We serve innovative radio station groups, while still meeting the needs of independent stations nationwide. We have grown to be a leader in radio advertising by improving our clients' advertising revenues, acquiring station representation contracts, creating and acquiring other rep firms and offering advertisers creative marketing solutions to achieve their goals. Today, our solutions include not only radio, but also other media.

Interep is an advertising sales and marketing company that is a preeminent leader in the radio industry. Our 17 offices across the country enable us to serve our radio station clients and advertisers in all 50 states and portions of Mexico and Canada. We provide national sales representation for clients whose diverse formats include country, rock, sports, Hispanic, classical, urban, news, talk, oldies, adult contemporary, jazz, contemporary hits, etc. We have developed strong relationships with our clients and the agencies and buying services that purchase advertising. We believe we can extend our success in radio to other types of media that we integrate into our roster of marketing and sales services. Our intention is to enable our clients to exploit strong overlap in demographic composition and usage patterns between radio listeners and users of the Internet and other media.

Radio stations generally retain national rep firms on an exclusive basis to sell national spot commercial air time on their stations to advertisers outside of their local markets. The station's own sales force handles sales of air time to local advertisers. National spot radio advertising is placed or "spotted" in one or more broadcast markets, in contrast to network advertising, which is broadcast simultaneously on network affiliated stations. National spot radio advertising typically accounts for approximately 20% of a radio station's revenues.

A rep firm promotes the benefits of buying advertising time on its client radio stations to advertising agencies and media buying services and arranges for the placement of specific advertisements. Rep firms generate revenues by earning commissions on the sale of advertising time on client stations. Radio stations outsource their national spot advertising sales to rep firms to benefit from the rep firm's professional sales staff, multiple sales offices, national coverage presence, proprietary research and established relationships with advertisers and agencies.

We believe the following factors have contributed to our position as an industry leader in radio advertising and provide a strong foundation for further growth as an advertising sales and marketing services company:

*Strong Relationships with Advertisers; National Presence.* Our strong relationships with advertisers, advertising agencies and media buying services nationwide enable us to promote our client stations effectively. We understand the markets and the advertisers' needs. We work closely with advertisers to help them develop and refine radio advertising strategies and to support their purchases of advertising time on our client stations. Our sales force is strategically located across the country to provide effective coverage of all major media buying centers. Our market leadership enhances our value to advertisers, increases our ability to sell air time for clients and allows us to package national spot time on multiple radio stations creatively to meet advertisers' special needs. We believe that our market leadership will enable us to integrate Internet and other forms of advertising media into our business.

*Innovative Solutions.* We have pioneered a variety of innovative solutions for the radio industry. For example, we were the first to package and market unaffiliated portfolios of client stations by grouping them together as "unwired networks" to meet advertisers' particular needs. Unwired networks enable radio advertisers and advertising agencies to target specific groups or markets by placing advertisements on as few as two stations or as many as all of the nearly 1,800 stations represented by us. Advertising agencies and media buyers derive additional benefits from our unwired networks as we often perform research, scheduling, billing, payment, pre-analysis and post-analysis functions relating to the advertising time purchase. We also use promotions and specialized agency sales targeted at boutique agencies. We developed the use of dedicated radio sales representation firms, such as ABC Radio Sales and Infinity Radio Sales, which enable a client to benefit from our comprehensive services while still projecting its corporate identity to advertisers.

*We Continue to Innovate.* We formed Interep Interactive, our interactive representation and web publishing division specializing in the sales and marketing of on-line advertising, including streaming media. Interep Interactive includes Winstar Interactive and Perfect Circle Media. We also provide online marketing research on a secure basis to clients and advertisers.

Our Interep Marketing Group is another example of our proactive, innovative approach to sales. This Group advances the ongoing growth of radio advertising by focusing on advertisers who do not use or who underutilize radio advertising. The Group's sales force works with these advertisers to demonstrate how radio can help them achieve their goals and create marketing opportunities. We believe that the Group has contributed to the growth of radio advertising revenues in the aggregate and, by extension, our own growth.

RadioExchange, a proprietary system, is the radio industry's first national spot radio web-based order management, electronic invoicing and electronic ordering system. This system significantly reduces the overall burden of administering the process of buying radio by reducing data entry and facilitating the reconciliation of discrepancies, while providing greater accountability to advertisers and expediting payments to radio stations. The system has been developed in conjunction with two software and technology companies with extensive experience in the media industry. The system is currently in use by several major advertising agencies and national broadcasting groups, and will continue to be implemented at additional locations throughout 2005.

*Highly Skilled Sales Force and Sophisticated Sales Support.* We have a highly skilled, professional sales force. Our sales force has a team-oriented approach to sales, marketing and client relationships instilled through incentive programs and the continuous, in-house training programs of the Interep Radio University. Most of our professional employees spend approximately two weeks each year in the Interep Radio University and receive training from both staff members and instructors from leading marketing and management education programs. We support our sales efforts with sophisticated media research, including a proprietary nationwide database. This research enables us to profile for advertisers the relevant characteristics of the audiences of our clients, to assist them in reaching their target audiences. We also provide concept development and sales promotion services, such as advertising support, merchandising and sales incentive programs, which enable us to suggest promotional campaigns, including partnerships with other advertising media.

*Experienced Management Team.* We have an experienced and entrepreneurial management team, headed by our Chief Executive Officer, Ralph C. Guild, a recognized leader and innovator in the radio industry and George E. Pine, our President and Chief Operating Officer. Our senior sales management have an average of over 25 years of industry experience and significant equity ownership in Interep.

*Cross Marketing.* Our strong relationships with advertisers places us in a unique position to offer all of our marketing services to them. The Interep Marketing Group works closely with our radio and Internet sales forces to cross-market Internet advertising with radio and to reach potential radio advertisers who currently advertise over other media. We intend to leverage our ability to cross-market as we incorporate other advertising media into the services we offer our advertisers.

*Independence.* We are a publicly-owned company. We are the only major radio representaion firm that is not owned by a broadcast group. We believe that our independence reduces perceived conflicts of interest in our sales efforts on behalf of our clients.

**Clients**

Our client radio stations generally retain us on an exclusive basis through written agreements. These rep contracts generally provide for an initial term followed by an "evergreen" period, meaning that the contract term continues until canceled following 12 months' prior notice. If the client terminates the contract without cause, the rep contracts generally provide for termination payments equal to the estimated commissions that would have been payable to the rep firm during the remaining portion of the term and the evergreen period, plus two months. For example, if a contract with an initial term of five years and a one-year evergreen period is canceled after three years, we would be compensated in an amount equal to 38 months of commissions: 24 months for the remaining term, 12 months for the evergreen notice period, plus two "spill over" months. "Spill over" commissions are those earned on advertising placed or committed to prior to the contract termination but broadcast later. It is customary in the industry for the successor rep firm to make this payment. However, certain contracts representing material revenues permit clients in certain circumstances to terminate their agreements with less than 12 months' notice and pay termination and evergreen payments over shorter periods of time.

For the year ended December 31, 2004, no station or station group, other than Infinity Broadcasting Corporation, accounted for more than 10 percent of our commission revenues.

**Competition**

Our success in radio advertising sales depends on our ability to acquire and retain representation contracts with radio stations. The media representation business is highly competitive, both in the competition for clients and in the sale of air time to advertisers. Our only significant competitor in the national spot radio representation industry is Katz Radio Group, Inc., a subsidiary of Clear Channel Communications, Inc., a major media company. We also compete with other independent and network media representatives, direct national advertisers, national radio networks, syndicators and other brokers of radio advertising. Moreover, on behalf of our clients, we compete for advertising dollars with other media such as broadcast and cable television, newspapers, magazines, outdoor and transit advertising, Internet advertising, point-of-sale advertising and yellow pages directories. Certain of our competitors have greater financial and other resources than we do, and such resources may provide them with a competitive advantage in competing for client stations or advertising expenditures.

A change in the ownership of a client station frequently results in a change of representation firm. The consolidation of the radio industry that followed the enactment of the Telecommunications Act of 1996 resulted in larger station groups and an increase in the number of station ownership changes. This, in turn, increased the frequency of the termination or buyout of representation contracts. Further, as station groups have become larger, they have gained bargaining power with representation firms over rates and terms. As a result, we continually compete for both the acquisition of new client stations as well as the maintenance of existing relationships.

We believe that our ability to compete successfully is based on:

• the number of stations and the inventory of air we represent;

• our strong relationships with advertisers;

• the experience of our management and the training and motivation of our sales personnel;

• our past performance;

• our ability to offer unwired networks;

• our use of technology; and

• our research and marketing services for clients and advertisers.

We believe that we compete effectively, in part, through our employees' knowledge of, and experience in, our business and industry and their long standing relationships with clients.

### Employees

As of December 31, 2004, we employed approximately 430 employees, substantially all of who were sales-related personnel. None of our employees are represented by a union. We believe that our relations with our employees are excellent.

### Executive Officers

The following table sets forth certain information regarding our executive officers:

| Name | Age | Positions |
|---|---|---|
| Ralph C. Guild | 76 | Chairman of the Board and Chief Executive Officer; Director |
| George E. Pine | 56 | President and Chief Operating Officer; Director |
| Marc G. Guild | 54 | President, Marketing Division; Director |
| William J. McEntee, Jr. | 61 | Senior Vice President and Chief Financial Officer |

All executive officers are appointed for terms of one year.

*Ralph C. Guild* has been Chairman of the Board and Chief Executive Officer of the Company since 1986, and has served as a director of the Company since 1967. He has been employed by the Company or its predecessors since 1957 in various capacities. Mr. Guild is a prominent figure in the radio business, and has received many of the most prestigious awards in the industry. In November 1991, Mr. Guild became one of the first inductees into the Broadcasting Hall of Fame. He also received the Golden Mike Award from the Broadcasters Foundation in 1998 for outstanding contributions to the radio industry. In March 2001, Mr. Guild received the International Radio & Television Society's Golden Medal Award. Mr. Guild is active in a broad range of industry associations and charitable organizations. Currently, he serves on the Boards of Trustees of the Museum of Television & Radio, the Center for Communications and the University of the Pacific.

*George E. Pine* was appointed President and Chief Operating Officer of the Company in March 2003. He joined our Board of Directors in April 2003. He was President of the Company's ABC Radio subsidiary from 1998 until becoming President of the Company. Before that, he served the Company in various sales management capacities since 1973, including President of Interep East. Mr. Pine is a Member of the Board of Trustees of both Ithaca College and the Webb School in Tennessee and serves as Chairman of their respective Development Committees. Mr. Pine also serves on the Board of Directors of the Radio Advertising Bureau and the John Bayliss Broadcast Foundation. He is a member of the International Radio & Television Society.

*Marc G. Guild* has been President, Marketing Division, of the Company since November 1989, and has served as a director of the Company since 1989. He was Executive Vice President of Network Sales/Operations of the Company from 1986 to 1989. Mr. Guild has been employed by the Company or its predecessors since 1972 in various capacities. As President of our Marketing Division, Mr. Guild plays a key role in the Company's sales and marketing programs, the Interep Radio University and the Company's research and technology divisions and also oversees the Company's New business develop efforts. Mr. Guild serves on the Board of Directors of the International Radio and Television Foundation. Marc Guild is the son of Ralph Guild.

*William J. McEntee*, Jr. has been Senior Vice President and Chief Financial Officer of the Company since March 1997. Mr. McEntee serves in such positions pursuant to a Services Agreement between the Company and Media Financial Services, Inc. Mr. McEntee was Chief Financial Officer at Sudbrink Broadcasting in West Palm Beach, Florida, from 1971 through 1994. Mr. McEntee owned and managed WCEE-TV in Mt. Vernon, Illinois from 1994 until selling the station in 1996. Mr. McEntee currently owns WIOJ-AM in Jacksonville, Florida. He is a certified public accountant.

### About Us

Interep National Radio Sales, Inc. is a New York corporation founded in 1953. Our principal executive offices are located at 100 Park Avenue, New York, New York 10017. Our telephone number is (212) 916-0700, and our Internet address is *www.interep.com.*

### Financial Information

Please refer to our financial statements in this Report commencing on page F-1 for information regarding our results of operations. Substantially all of our revenues are generated in, and our long-lived assets are located in, the United States.

## Item 2. PROPERTIES

We lease approximately 162,000 square feet of office space in 17 cities throughout the United States. Our principal executive offices are located at 100 Park Avenue, New York, New York, where we occupy 58,000 square feet under a lease, which expires in March 2020. We believe that our office premises are adequate for our foreseeable needs.

## Item 3. LITIGATION

We are involved in judicial and administrative proceedings from time to time concerning matters arising in connection with the conduct of our business. We believe, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on our financial condition or operations.

## Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

## PART II

### Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our Class A Common Stock has been listed on the Nasdaq OTC Bulletin Board since August 18, 2003. From February 10, 2003 through August 15, 2003, our Class A Common Stock had been listed on the Nasdaq SmallCap Market. Prior to February 10, 2003, our Class A Common Stock was listed on the Nasdaq National Market. The Class A Common Stock trades under the symbol "IREP.OB." On March 15, 2005, the last sale price of the Class A Common Stock on the Nasdaq OTC Bulletin Board was $0.55 per share. The following table sets forth the range of high and low closing prices for our Class A Common Stock through for the periods indicated. Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

| Quarter | High | Low |
|---|---|---|
| First Quarter 2003 | $2.25 | $1.60 |
| Second Quarter 2003 | $2.79 | $1.66 |
| Third Quarter 2003 | $3.05 | $2.30 |
| Fourth Quarter 2003 | $3.25 | $1.31 |
| First Quarter 2004 | $2.41 | $1.45 |
| Second Quarter 2004 | $2.32 | $1.10 |
| Third Quarter 2004 | $1.15 | $0.51 |
| Fourth Quarter 2004 | $0.96 | $0.64 |

As of March 15, 2005, there were approximately 173 holders of record of our Class A Common Stock.

### Dividend Policy

We have not paid any dividends on our common stock in the past two years, and we do not intend to pay any cash dividends on our common stock in the foreseeable future. Moreover, the terms of the documents governing our indebtedness prohibit the payment of cash dividends on our common stock. See "Recent Sales of Unregistered Securities" below for a description of the dividend terms applicable to our Series A preferred stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources" for additional information relating to our ability to declare dividends.

### Equity Compensation Plan Information

The following table sets forth the securities of Interep authorized for issuance under equity compensation plans and arrangements as of December 31, 2004.

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights | Weighted-average exercise price of outstanding options, warrants and rights | Number of securities remaining for future issuance under equity compensation plans (excluding securities reflected in the previous column) |
|---|---|---|---|
| *Equity compensation plans approved by security holders:* | | | |
| 1999 Stock Incentive Plan | 959,717 | $2.46 | 1,009,951 |
| *Equity compensation plans not approved by security holders:* | | | |
| Options granted pursuant to individual compensation arrangements (1) | 4,206,439 | $3.78 | 0 |

(1) These shares are issuable pursuant to stock options that were awarded to employees of Interep at various times from 1988 through 1998 prior to the adoption of our 1999 Stock Incentive Plan. The terms of the awards are substantially similar to the awards granted under our 1999 Stock Incentive Plan. All of the stock options granted prior to the adoption of our 1999 Stock Incentive Plan are currently vested and will expire between the years 2005 and 2008.

### Recent Sales of Unregistered Securities

Interep sold the following amounts of Class B Common Stock to its Stock Growth Plan on the following dates and at the following purchase prices per share and aggregate purchase prices. Each purchase price per share was determined based on the trailing 20 trading-day average of Interep's Class A Common Stock. One share of Class B Common Stock is convertible into one share of Class A Common Stock:

| Date | Shares of Class B Common Stock Sold | Price Per Share | Aggregate Purchase Price |
|---|---|---|---|
| March 31, 2002 | 164,117 | $3.40 | $558,000 |
| June 30, 2002 | 159,620 | $3.69 | $589,000 |
| September 30, 2002 | 195,859 | $3.14 | $615,000 |
| December 31, 2002 | 228,163 | $2.45 | $559,000 |
| March 31, 2004 | 238,759 | $2.28 | $544,000 |
| June 30, 2004 | 365,223 | $1.47 | $537,000 |
| September 30, 2004 | 410,402 | $0.71 | $290,000 |

There were no sales of unregistered Class B Common Stock in 2003.

In May and June 2002, we sold an aggregate of 110,000 units consisting of one share of Series A Convertible Preferred Stock ("Series A Preferred Stock") and 6.25 warrants to acquire the same number of shares of our Class A Common stock ("Warrants") for an aggregate purchase price of $11 million, less related costs. The proceeds were added to our working capital. We also issued warrants to acquire 5,000 shares of our Class A Common stock to a placement agent in connection with the sale of 10,000 units.

The Series A Preferred Stock has a face amount of $100 per share and a liquidation preference in such amount in priority over our Class A Common Stock and Class B Common Stock. Each share of the Series A Preferred Stock may be converted at the option of the holder at any time into 25 shares of our Class A Common Stock at an initial conversion price of $4.00 per share (subject to anti-dilution adjustment). If the market price of our Class A Common Stock is $8.00 or more for 30 consecutive trading days, the Series A Preferred Stock will automatically be converted into shares of our Class A Common Stock at the then applicable conversion price. The Series A Preferred Stock bears a 4% annual cumulative dividend that we can pay in cash or in kind (in additional shares of the Series A Preferred Stock) at our discretion. In May 2004 and June 2003, we paid the 4% dividend in kind, which amounted to 4,561.47 shares and 4,036.67 shares. We expect to continue to pay such dividends in kind for the foreseeable future. Holders of shares of the Series A Preferred Stock vote, on an "as converted basis", together with the holders of our Class A and Class B Common Stock, on all matters and would vote alone as a class if changes to the rights or status of the Series A Preferred Stock were proposed by us.

Each warrant is immediately exercisable for one share of our Class A Common Stock at a strike price of $4.00 per share (subject to anti-dilution adjustment). The Warrants expire on the fifth anniversary of their date of issuance.

In connection with a consulting agreement, 33,333 shares of our Class A stock were issued to a consultant in the fourth quarter of 2004.

The issuances of these securities were intended to be exempt from registration under the Securities Act in reliance on Section 4(2) thereof or Regulation D thereunder, as transactions by an issuer not involving any public offering. The recipients of securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to, or for sale in connection with, any distribution thereof and appropriate legends were affixed to the share certificates, warrants and options issued in such transactions. We believe that all recipients had adequate access, through their relationships with the registrant, to information about the registrant.

## Item 6. SELECTED FINANCIAL DATA

The following table contains selected consolidated financial information derived from our audited consolidated financial statements set forth elsewhere in this Form 10-K or in Forms 10-K previously filed with the SEC, and you should review the data in the table below in conjunction with those audited consolidated financial statements and the notes thereto. The following tables summarize certain consolidated financial data derived from our audited consolidated financial statements for the fiscal years ended December 31, 2004, 2003, 2002, 2001 and 2000.

| | Amounts in thousands, except share data | | | | |
|---|---|---|---|---|---|
| | Year Ended December 31, | | | | |
| | 2004 | 2003 | 2002 | 2001 | 2000 |
| **Statement of Operations Data:** | | | | | |
| Commission revenues | $ 78,455 | $ 87,755 | $ 87,372 | $ 81,128 | $ 100,599 |
| Contract termination revenue | 24,462 | 666 | 7,220 | 21,431 | 7,171 |
| Total revenues | 102,917 | 88,421 | 94,592 | 102,559 | 107,770 |
| **Operating expenses:** | | | | | |
| Selling, general and administrative expenses | 78,828 | 79,148 | 70,163 | 77,707 | 77,731 |
| Depreciation and amortization expense | 19,783 | 33,989 | 23,651 | 36,673 | 26,448 |
| Total operating expenses | 98,611 | 113,137 | 93,814 | 114,380 | 104,179 |
| Operating income (loss) | 4,306 | (24,716) | 778 | (11,821) | 3,591 |
| Interest expense, net | 10,563 | 12,613 | 10,469 | 9,416 | 7,796 |
| (Income) loss on investments | (84) | — | 525 | 3,340 | 378 |
| Other loss (income) | — | 528 | — | (236) | — |
| Loss before income taxes and cumulative change in accounting principle | (6,173) | (37,857) | (10,216) | (24,341) | (4,583) |
| Income taxes | 261 | 343 | 7,360 | (4,486) | (1,678) |
| Loss before cumulative change in accounting principle | (6,434) | (38,200) | (17,576) | (19,855) | (2,905) |
| Cumulative change in accounting principle (A) | (598) | — | — | — | — |
| Net loss | (7,032) | (38,200) | (17,576) | (19,855) | (2,905) |
| Preferred stock dividend | 468 | 468 | 2,381 | — | — |
| Net loss applicable to common shareholders | $ (7,500) | $ (38,668) | $ (19,957) | $ (19,855) | $ (2,905) |
| | | | (restated) | | |
| Basic and diluted loss per common share: | | | | | |
| Before cumulative change in accounting principle | $ (0.60) | $ (3.73) | $ (1.85) | $ (2.28) | $ (0.31) |
| Cumulative change in accounting principle | (0.06) | — | — | — | — |
| Preferred stock dividend | (0.04) | (0.04) | (0.25) | — | — |
| Total | $ (0.70) | $ (3.77) | $ (2.10) | $ (2.28) | $ (0.31) |
| Basic and diluted weighted average common shares outstanding | 10,695,410 | 10,248,159 | 9,490,519 | 8,715,129 | 9,306,826 |

| | December 31, | | | | |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2002 | 2001 | 2000 |
| | | | (in thousands) | | |
| **Balance Sheet Data:** | | | | | |
| Cash and cash equivalents | $ 4,937 | $ 7,661 | $ 18,114 | $ 11,502 | $ 23,681 |
| Marketable securities | — | — | — | — | 9,965 |
| Working capital | 13,006 | 15,651 | 38,883 | 41,499 | 54,634 |
| Total assets | 91,010 | 108,241 | 149,966 | 179,729 | 221,544 |
| Long-term debt (including current portion) (net of unamortized discount of $523 in 2002) | 99,000 | 103,000 | 108,477 | 99,000 | 99,000 |
| Stockholders' equity (deficit) | (45,427) | (39,782) | (1,555) | 4,290 | 20,570 |

(A) Effective July 2004, we applied the principles of Emerging Issues Task Force No. 03-16 *Accounting for Investments in Limited Liability Companies*. The effect of this change in accounting principle was a $0.6 million reduction in the carrying amount of our investment in a limited liability company. We are now required to account for this investment on the equity method of accounting. Our portion of income for 2004 was less than $0.1 million.

## Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is based upon and should be read in conjunction with the previous section, Selected Financial Data, and our Consolidated Financial Statements, including the notes thereto, which begin on page F-1.

### Overview

We derive a substantial majority of our revenues from commissions on sales of national spot radio advertising airtime for the radio stations we represent. Generally, advertising agencies or media buying services retained by advertisers purchase national spot advertising time. We receive commissions from our client radio stations based on the national spot radio advertising billings of the station, net of agency commissions, generally 15%. We enter into written representation contracts with our clients, which include negotiated commission rates. Because commissions are based on the prices paid to radio stations for spots, our revenue base is essentially adjusted for inflation.

Our operating results generally depend on:

- changes in advertising expenditures;
- increases and decreases in the size of the total national spot radio advertising market;
- changes in our share of this market;
- acquisitions and terminations of representation contracts; and
- operating expense levels.

The effect of these factors on our financial condition and results of operations varies from period to period.

A number of factors influence the performance of the national spot radio advertising market, including, but not limited to, general economic conditions, consumer attitudes and spending patterns, the amount spent on advertising generally, the share of total advertising spent on radio and the share of total radio advertising represented by national spot radio.

Our share of the national spot advertising market changes as a result of increases and decreases in the amount of national spot advertising broadcast by our clients. Moreover, our market share increases as we acquire representation contracts with new client stations and decreases if current client representation contracts are terminated. Thus, our ability to attract new clients and to retain existing clients affects our market share.

The value of representation contracts that have been acquired or terminated during the last few years has tended to increase due to a number of factors, including the consolidation of ownership in the radio broadcast industry following the passage of the Telecommunications Act of 1996. In the period following that legislation, we increased our representation contract acquisition activity and devoted a significant amount of our resources to these acquisitions. We base our decisions to acquire a representation contract on the market share opportunity presented and an analysis of the costs and net benefits to be derived. We continuously seek opportunities to acquire additional representation contracts on attractive terms, while maintaining our current clients. Our ability to acquire and maintain representation contracts has had, and will continue to have, a significant impact on our revenues and cash flows.

We recognize revenues on a contract termination as of the effective date of the termination, except in the case of a material dispute. In that event, revenue is recognized when the dispute is resolved. When a contract is terminated, we write off in full the unamortized portion, if any, of the cost we originally incurred on our acquisition of the contract. When we enter into a representation contract with a new client, we amortize the contract acquisition cost in equal monthly installments over the life of the new contract. As a result, our operating income is affected, negatively or positively, by the acquisition or loss of client stations. We are unable to forecast any trends in contract buyout activity, or in the amount of revenues or expenses that will likely be associated with buyouts during a particular period. Generally, the amount of revenue resulting from the buyout of a representation contract depends on the length of the remaining term of the contract and the revenue generated under the contract during the 12-month "trailing period" preceding the date of termination. The amount recognized by us as contract termination revenue in any period is not, however, indicative of contract termination revenue that may be realized in any future period. Historically, the level of buyout activity has varied from period to period. Additionally, the length of the remaining terms, and the commission revenue generation, of the contracts which are terminated in any period vary to a considerable extent. Accordingly, while buyout activity and the size of buyout payments generally increased after 1996, their impact on our revenues and income is expected to be uncertain, due to the variables of contract length and commission generation.

Similar to radio representation, we sell advertising on behalf of Internet website clients. Revenues and expenses from this portion of our business are affected generally by the level of advertising on the Internet, and the portion of that advertising that we can direct to our clients' websites, the prices obtained for advertising on the Internet and our ability to obtain contracts from high-traffic Internet websites and from Internet advertisers. See a further discussion of our Internet investments in "Liquidity and Capital Resources," below.

Our selling and corporate expense levels are dependent on management decisions regarding operating and staffing levels and inflation. Selling expenses represent all costs associated with our marketing, sales and sales support functions. Corporate expenses include items such as corporate management, corporate communications, financial services, advertising and promotion expenses and employee benefit plan contributions.

Our business generally follows the pattern of advertising expenditures. It is seasonal to the extent that radio advertising spending increases during the fourth calendar quarter in connection with the Christmas season and tends to be weaker during the first calendar quarter. Radio advertising also generally increases during the second and third quarters due to holiday-related advertising, school vacations and back-to-school sales. Additionally, radio tends to experience increases in the amount of advertising revenues as a result of special events such as political election campaigns. Furthermore, the level of advertising revenues of radio stations, and therefore our level of revenues, is susceptible to prevailing general and local economic conditions and the corresponding increases or decreases in the budgets of advertisers, as well as market conditions and trends affecting advertising expenditures in specific industries.

**Results of Operations**

**Year Ended December 31, 2004 Compared to Year Ended December 31, 2003**

*Commission revenues.* Commission revenue for 2004 decreased $9.3 million, or 10.6%, to $78.5 million from $87.8 million in 2003. A significant portion of this decrease was attributable to the cancellation of our representation contract with Citadel Broadcasting in the fourth quarter of 2003. There was also a dramatic softness in national spot advertising that has only recently begun to improve. Factors contributing to this softness were the sluggishness of the economic recovery in general, and, more particularly, the recurrence of the historical pattern of national advertisers over-emphasizing television during election and Olympic years at the expense of radio advertising.

*Contract termination revenue.* Contract termination revenue in 2004 increased $23.8 million to $24.5 million from $0.7 million in 2003. Substantially all of this increase was attributable to the Citadel representation contract termination in 2003. During 2004, approximately 25 stations terminated representation contracts with us, which had generated an aggregate of approximately $1.0 million of commission revenue during their 12-month trailing periods.

*Selling expenses.* Selling expenses for 2004 decreased to $63.7 million from $64.8 million during 2003. This decrease of $1.1 million, or approximately 1.7%, was primarily due to a $2.5 million reduction in compensation costs, resulting from prior year severance programs and the non-recurrence of a $1.0 million loss on the sublease of excess space in 2003, partially offset by $2.3 million of special promotion program costs.

*General and administrative expenses.* General and administrative expenses of $15.1 million for 2004 increased $0.7 million, or 5.4%, from $14.4 million for 2003, primarily due to non-recurring legal costs in connection with the litigation that we instituted to recover a buyout payment from Citadel.

*Operating income before depreciation and amortization.* Operating income before depreciation and amortization increased by $14.8 million, or 159.8%, in 2004 to $24.1 million from $9.3 million in 2003, for the reasons discussed above. Included in operating income before depreciation and amortization in 2004 was $24.5 million of non-recurring contract termination revenue as compared to contract termination revenue of $0.7 million in 2003. Operating income before depreciation and amortization is not a measure of performance calculated in accordance with Generally Accepted Accounting Principles ("GAAP") and should not be considered in isolation from or as a substitute for operating income (loss), net income (loss), cash flow or other GAAP measurements. We believe it is useful in evaluating our performance, in addition to the GAAP data presented, as it is commonly used by lenders and the investment community to evaluate the performance of companies in our industry.

Moreover, the maintenance of certain levels of operating income before depreciation and amortization is required under the covenants of our revolving credit facility.

*Reconciliation of net loss applicable to common shareholders to operating income before depreciation and amortization*

| | 2004 | 2003 |
|---|---|---|
| | *(dollars in thousands)* | |
| Net loss applicable to common shareholders | $ (7,500) | $(38,668) |
| Add back: | | |
| Depreciation and amortization | 19,783 | 33,989 |
| Preferred stock dividend | 468 | 468 |
| Cumulative change in accounting principle | 598 | — |
| Tax provision | 261 | 343 |
| Other (income) expense | (84) | 528 |
| Interest expense, net | 10,563 | 12,613 |
| Operating income before depreciation and amortization | $24,089 | $ 9,273 |

*Depreciation and amortization expense.* Depreciation and amortization expense decreased $14.2 million, or 41.8%, to $19.8 million in 2004, from $34.0 million in 2003. The amortization of costs associated with acquiring representation contracts is included in depreciation and amortization. The decrease consisted of the $11.6 million write-off of deferred representation contract costs related to the termination of the Citadel representation contract in 2003 and a $2.6 million reduction in depreciation and amortization in 2004 related to fully amortized contracts and depreciated assets. We acquired representation contracts with approximately 63 new radio stations in 2004. We believe these contracts generated an aggregate of $1.3 million of commission revenues during their 12-month trailing periods prior to their acquisition.

*Operating income (loss).* In 2004, there was operating income of $4.3 million as compared to an operating loss of $24.7 million in 2003, for the reasons discussed above.

*Interest expense, net.* Interest expense, net, decreased $2.0 million, or 16.3%, to $10.6 million for 2004, from $12.6 million for 2003. This decrease primarily resulted from our replacement, in September 2003, of a term loan facility obtained in November 2002 with a new revolving credit facility. The cancellation of our term loan facility required the write-off of $1.2 million of unamortized deferred debt financing costs and $0.4 million of unamortized discount related to warrants issued in connection with the term loan facility and certain interest expense. See "Other expense," below.

*Other expense.* Other expense in 2003 included a $0.5 million pre-payment penalty related to the early payoff of the term loan facility.

*Benefit for income taxes.* Our current and deferred income taxes, and associated valuation allowances, are affected by events and transactions arising in the normal course of business as well as special and non-recurring items. Assessment of the appropriate amount and classification of income taxes is dependent on several factors, including estimates of the timing and realization of deferred income tax assets and the timing of income tax payments. Actual collections and payments may differ from these estimates as a result of changes in tax laws as well as unanticipated future transactions impacting related income tax balances. The provision for income taxes in 2004 and 2003 was $0.3

million and related principally to state income taxes. A valuation allowance of $2.7 million and $14.8 million was recorded in 2004 and 2003, to reflect uncertainties with regard to when we will realize our net deferred tax assets.

*Preferred stock dividend.* We accrued $0.5 million for preferred stock dividends in 2004 and 2003. All dividends were paid in additional shares of preferred stock and not in cash.

*Cumulative change in accounting principle.* Effective July 2004, we applied the principles of Emerging Issues Task Force ("EITF") No. 03-16 *Accounting for Investments in Limited Liability Companies*. The effect of this change in accounting principle was a $0.6 million reduction in the carrying amount of our investment in a limited liability company. We are now required to account for this investment on the equity method of accounting. Our portion of income for 2004 was less than $0.1 million. There was no change in 2003.

*Net loss applicable to common shareholders.* Our net loss applicable to common shareholders of approximately $7.5 million for 2004, a $31.2 million decrease over the $38.7 million net loss applicable to common shareholders for 2003, was attributable to the reasons discussed above.

**Year Ended December 31, 2003 Compared to Year Ended December 31, 2002**

*Commission revenues.* Commission revenue for 2003 increased $0.4 million, or 0.4% to $87.8 million from $87.4 million in 2002. Reasons for this relatively small improvement included the slow down in advertising in the first half of 2003 attributable to the war in Iraq and related uncertainties and the cancellation by Citadel Broadcasting Company of its representation contract with us and the general softness in national radio advertising during the fourth quarter.

*Contract termination revenue.* Contract termination revenue in 2003 decreased $6.5 million to $0.7 million from $7.2 million in 2002. This 90.8% decrease was primarily attributable to the higher level of contract termination revenue in 2002 due to in large part to the settlement of certain litigations we had with Katz Media, Inc. and Entravision Communications Corporation. During 2003, approximately 234 stations terminated representation contracts with us, which had generated an aggregate of approximately $6.4 million of commission revenue during their 12-month trailing periods. We did not recognize contract termination revenue in connection with Citadel's cancellation of its representation contract with us due to a dispute.

*Selling expenses.* Selling expenses for 2003 increased to $64.8 million from $58.1 million during 2002. This increase of $6.7 million, or approximately 11.5%, was primarily due to $2.7 million of termination benefits recorded in 2003 in connection with an early retirement program we initiated to reduce ongoing operating expenses, a $1.0 million loss on the sublease of excess space and $0.4 million in costs related to the formation of a new rep company. In addition, we recorded a non-cash compensation credit on stock option incentives of $1.3 million in 2002 resulting from the stock option repricing, but made no such adjustment in 2003.

*General and administrative expenses.* General and administrative expenses of $14.4 million for 2003 increased $2.3 million, or 19.2%, from $12.1 million for 2002 primarily due to unusual and non-recurring legal and consulting costs in connection with abandoned acquisition transactions, the Citadel litigation and other one-time charges, including initial Sarbanes-Oxley compliance costs.

*Operating income before depreciation and amortization.* Operating income before depreciation and amortization decreased by $15.1 million, or 62.0%, in 2003 to $9.3 million from $24.4 million in 2002, for the reasons discussed above. Included in operating income before depreciation and amortization in 2002 was $7.2 million of non-recurring contract termination revenue and $1.3 million of non-cash option repricing, as compared to contract termination revenue of $0.7 million in 2003.

*Reconciliation of net loss applicable to common shareholders to operating income before depreciation and amortization*

| | 2003 | 2002 |
|---|---|---|
| | (dollars in thousands) | |
| Net loss applicable to common shareholders | $(38,668) | $(19,957) |
| Add back: | | |
| Depreciation and amortization | 33,989 | 23,651 |
| Preferred stock dividend | 468 | 2,381 |
| Tax provision | 343 | 7,360 |
| Loss on investment | — | 525 |
| Other expense | 528 | — |
| Interest expense, net | 12,613 | 10,469 |
| Operating income before depreciation and amortization | $ 9,273 | $ 24,429 |

*Depreciation and amortization expense.* Depreciation and amortization expense increased $10.3 million, or 43.7%, to $34.0 million in 2003, from $23.7 million in 2002. The amortization of costs associated with acquiring representation contracts is included in depreciation and amortization. The increase consisted of the $11.6 million write-off of deferred representation contract costs related to the termination of the Citadel representation contract, which was partially offset by a $1.2 million reduction in depreciation and amortization. We acquired representation contracts with approximately 94 new radio stations in 2003. We believe these contracts generated an aggregate of $1.0 million of commission revenues during their 12-month trailing periods prior to their acquisition.

*Operating (loss) income.* In 2003, there was an operating loss of $24.7 million as compared to operating income of $0.8 million in 2002, a decrease of $25.5 million, for the reasons discussed above.

*Interest expense, net.* Interest expense, net, increased $2.1 million, or 20.5%, to $12.6 million for 2003, from $10.5 million for 2002. This increase primarily resulted from our replacement, in September 2003, of a term loan facility obtained in November 2002 with a new revolving credit facility. The cancellation of our term loan facility required the write-off of $1.2 million of unamortized deferred debt financing costs and $0.4 million of unamortized discount related to warrants issued in connection with the term loan facility and certain interest expense. See "Other expense," below.

*Loss on investments.* In 2002, the loss on investments included the writedown of $0.5 million in the cost basis of non-public investments primarily in the Internet advertising industry.

*Other expense.* Other expense in 2003 included a $0.5 million pre-payment penalty related to the early payoff of the term loan facility.

*Benefit for income taxes.* Our current and deferred income taxes, and associated valuation allowances, are affected by events and transactions arising in the normal course of business as well as special and non-recurring items. Assessment of the appropriate amount and classification of income taxes is dependent on several factors, including estimates of the timing and realization of deferred income tax assets and the timing of income tax payments. Actual collections and payments may differ from these estimates as a result of changes in tax laws as well as unanticipated future transactions impacting related income tax balances. The provision for income taxes in 2003 was $0.3 million as compared to $7.4 million in 2002. A valuation allowance of $14.8 million and $6.6 million was recorded in 2003 and 2002, to reflect uncertainties with regard to when we will realize our net deferred tax assets.

*Preferred stock dividend.* We accrued $0.5 million for preferred stock dividends in 2003 compared to $0.2 million in 2002. As the preferred stock was issued in May and June 2002, only a partial year was accrued in 2002. All dividends were paid in additional shares of preferred stock and not in cash. Also included in preferred stock dividend in 2002 was a $2.1 million deemed dividend for the intrinsic value of the beneficial conversion option under the terms of the Series A Preferred Stock.

*Net loss applicable to common shareholders.* Our net loss applicable to common shareholders of approximately $38.7 million for 2003, a $18.7 million increase over the $20.0 million net loss applicable to common shareholders for 2002, was attributable to the reasons discussed above.

**Liquidity and Capital Resources**

Cash provided from operations and financing transactions has primarily funded our cash requirements. As of December 31, 2004, we had cash and cash equivalents of $4.9 million and working capital of $13.0 million. Additionally, at December 31, 2004, we had available $10.0 million under our revolving credit facility.

Cash provided by operations during 2004 was $7.6 million, as compared to $9.8 million and $8.5 million for the years ended 2003 and 2002. These fluctuations were primarily attributable to contract terminations and changes in working capital components, including increases in representation contract buyouts receivable of $4.8 million and other noncurrent assets of $1.2 million and decreases in accounts payable and accrued expenses of $1.8 million and other noncurrent liabilities of $1.6 million.

Net cash used in investing activities during 2004, 2003 and 2002 was $0.9 million, $2.3 million and $0.5 million, respectively, and was primarily the result of capital expenditures for computer equipment. The payments made in 2004 include $0.5 million, which was capitalized in 2003.

Effective July 2004, we applied the principles of EITF No. 03-16. The effect of this change in accounting principle was a $0.6 million reduction in the carrying amount of our investment in a limited liability company. We are now required to account for this investment on the equity method of accounting. Our portion of income for 2004 was less than $0.1 million. Prior to the change in accounting principle, we reduced the carrying value of our non-public investments primarily in the Internet advertising industry by $0.5 million. As part of the evaluation, we considered, among other factors, the business plans of these firms, the quality and effectiveness of their management teams, their liquidity and capital resource positions, and their business relationships with third parties.

Cash used for financing activities of $9.4 million during 2004 consisted primarily of $6.8 million for the acquisition of representation contracts and a net $4 million reduction in debt, resulting from the $25.7 million of gross repayments and $21.7 million of gross borrowings on our credit facility, offset by $1.4 million received by us for Class B common stock issued to our Stock Growth Plan. Cash used for financing activities of $18.0 million during 2003 consisted primarily of $11.6 million for the acquisition of representation contracts and a net $6 million reduction in debt, resulting from the repayment of $10 million for the term loan facility offset by the borrowing of $4 million on the new senior secured revolving credit facility, net of $0.5 million of related financing costs. Cash used for financing activities of $1.3 million during 2002 consisted primarily of $23.5 million for acquisitions of representation contracts, offset by $10.2 million of net proceeds from the issuance of Series A convertible preferred stock, $2.3 million of proceeds from the issuance of Class B common stock to our Stock Growth Plan and $9.6 million from a term loan facility, net of financing cost.

In general, as we acquire new representation contracts, we use more cash and, as our contracts are terminated, we receive additional cash. For the reasons noted above in "Overview", we are not able to predict the amount of cash we will require for contract acquisitions, or the cash we will receive on contract terminations, from period to period.

We do not have any written options on financial assets, nor do we have any special purpose entities. We have not guaranteed any obligations of our unconsolidated investments.

The Senior Subordinated Notes were issued under an indenture that limits our ability to engage in various activities. Among other things, we are generally not able to pay any dividends to our shareholders, other than dividends payable in shares of common stock; we can only incur additional indebtedness under limited circumstances, and certain types of mergers, asset sales and changes of control either are not permitted or permit the note holders to demand immediate redemption of their Senior Subordinated Notes. Management believes that we are in compliance with these covenants.

Our Senior Subordinated Notes are redeemable at our option. If certain events occurred which would be deemed to involve a change of control under the indenture, we would be required to offer to repurchase all of the Senior Subordinated Notes at a price equal to 101% of their aggregate principal, plus unpaid interest.

In September 2003, we entered into a $10 million senior secured revolving credit facility with Commerce Bank, N.A. to replace our $10 million senior secured term loan facility with an institutional lender. The revolving credit facility enables us to more efficiently manage our cash as we may borrow, repay and re-borrow funds as needed. The revolving credit facility has an initial term of three years. The credit facility is secured by a first priority lien on all of our and our subsidiaries' property and assets, tangible and intangible. Interest is payable monthly on the borrowings at rates based on either a prime rate or LIBOR, plus a premium of 1% for prime rate borrowings, and 4% for LIBOR borrowings. In addition to covenants similar to those in the indenture governing the Notes, the credit facility requires, among other things, that we (i) maintain certain 12-month trailing Operating EBITDA levels ("Operating EBITDA" is defined in the Loan and Security Agreement as, for any period: (a) our consolidated net income (loss), plus (b) all taxes on income plus state and local franchise and corporate taxes paid by us and any of our subsidiaries plus (c) all interest expense deducted in determining such net income, plus (d) all depreciation and amortization expense and other non-cash charges (including, without limitation, non-cash charges resulting from the repricing of employee stock options), plus (e) severance costs expensed but not yet paid in cash, less (f) extraordinary gains, plus (g) extraordinary losses, less (h) contract termination revenue); (ii) have certain minimum accounts receivable as of the end of each quarter; (iii) have not less than $200 million of representation contract value (as defined) as of the end of each quarter; and (iv) have not less than $2 million of cash and cash equivalents as of the end of each quarter. We incurred approximately $0.5 million in legal and other costs directly related to the revolving credit facility, which are being amortized as interest expense over the life of the facility. The remaining $1.2 million of unamortized financing costs related to the superseded term loan facility, as well as the remaining $0.4 million of unamortized discount related to the warrants issued in conjunction with that facility, were written off to interest expense during the third quarter of 2003. Substantially all of our subsidiaries, jointly, severally and unconditionally guarantee the revolving credit facility. At December 30, 2004, we had $10.0 million available under our revolving credit facility.

On November 7, 2002, we entered into an agreement with an institutional lender to provide us with a $10 million term loan facility. The loan had a five-year term, was secured by an interest in substantially all of our assets and required that interest at a rate of 8.125% be paid quarterly. In connection with the loan, we issued a warrant to an affiliate of the lender to purchase 225,000 shares of our Class A common stock for nominal consideration. These warrants were valued at $0.5 million using a Black-Scholes model and were recorded as a discount to the term loan facility, which was being amortized as interest expense based on an effective interest rate method over the life of the loan. In addition, 50,000 shares of our Class A common stock were issued to an advisor in connection with the term loan. These shares were recorded at fair value at the time of issuance, which was $0.1 million, and was recorded as deferred loan cost, which was being amortized on a straight-line basis over the term of the loan. This obligation was repaid with the proceeds from our revolving credit facility and the commitment was terminated.

During 2002, we completed a series of private placements to issue 110,000 units for an aggregate purchase price of $11 million, less related costs. Each unit consists of one share of Series A and 6.25 warrants to acquire the same number of shares of our Class A common stock. The warrants are exercisable at any time from the date of grant and expire at various times in 2007. We also issued warrants to acquire 5,000 shares of our Class A common stock to a placement agent in connection with the sale of 10,000 units. We incurred approximately $0.8 million in legal and other costs directly related to the private placements.

We believe that the liquidity resulting from the transactions described above, together with anticipated cash from continuing operations, should be sufficient to fund our operations and anticipated needs for required representation contract acquisition payments, and to make the required 10% annual interest payments on the Senior Subordinated Notes, as well as the monthly interest payments under our senior secured revolving loan facility, for at least the next 12 months. We may not, however, generate sufficient cash flow for these purposes or to repay the notes at maturity.

Our ability to fund our operations and required contract acquisition payments and to make scheduled principal and interest payments will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We may also need to refinance all or a portion of the Senior Subordinated Notes on or prior to maturity. There can be no assurance that we will be able to effect any such refinancing on commercially reasonable terms, if at all.

During 2004, we implemented various cost savings measures, including the termination of several employees. Our liquidity and cash flows will be impacted by these headcount reductions. It is anticipated that our operations over the long term will further benefit from these terminations as well as the other material cost savings measures such as lease renegotiations and reductions in consulting, which were implemented in 2004.

## Certain Factors That May Affect Our Results of Operations

The following factors are some, but not all, of the variables that may have an impact on our results of operations:

- Changes in the ownership of our radio station clients, in the demand for radio advertising, in our expenses, in the types of services offered by our competitors, and in general economic factors may adversely affect our ability to generate the same levels of revenue and operating results.
- Advertising tends to be seasonal in nature as advertisers typically spend less on radio advertising during the first calendar quarter.
- Terrorism, the military action in Iraq and other geopolitical situations have caused uncertainty. While the ongoing consequences of these events remain unclear, we believe that they have likely had an adverse effect on general economic conditions, consumer confidence, advertising and the media industry and may continue to do so in the future.
- The termination of a representation contract will increase our results of operations for the fiscal quarter in which the termination occurs due to the termination payments that are usually required to be paid, but will negatively affect our results in later quarters due to the loss of commission revenues. Hence, our results of operations on a quarterly basis are not predictable and are subject to significant fluctuations.
- We depend heavily on our key personnel, including our Chief Executive Officer, Ralph C. Guild, and our President and Chief Operating Officer, George E. Pine, and our inability to retain them could adversely affect our business.
- We rely on a limited number of clients for a significant portion of our revenues.
- Our significant indebtedness may burden our operations, which could make us more vulnerable to general adverse economic and industry conditions, make it more difficult to obtain additional financing when needed, reduce our cash flow from operations to make payments of principal and interest and make it more difficult to react to changes in our business and industry.
- We may need additional financing for our future capital needs, which may not be available on favorable terms, if at all.
- Competition could harm our business. Our only significant competitor is Katz Radio Group, Inc., which is a subsidiary of a major radio station group that has significantly greater financial and other resources than do we. In addition, radio must compete for a share of advertisers' total advertising budgets with other advertising media such as television, cable, print, outdoor advertising and the Internet.

## New Accounting Pronouncements

In December 2004, Financial Accounting Standards Board ("FASB") issued its final standard on accounting for employee stock options, Statement of Financial Accounting Standards ("SFAS ") No. 123(R), *Share-Based Payment*, which replaces SFAS No. 123 and supercedes Accounting Principles Board Opinion 25, *Accounting for Stock Issued to Employees*. SFAS No. 123(R) requires all companies to measure compensation costs for all share-based payments, including stock options, at fair value and expense such payments to the statement of operations over the service period. SFAS No. 123(R) is effective beginning for interim or annual periods beginning after June 15, 2005, which would be our third quarter of 2005. See Notes 1 and 4 to the Consolidated Financial Statements for further discussion of our accounting for our stock-based compensation plans.

## Critical Accounting Policies

*Principles of Consolidation*

The consolidated financial statements include the accounts of Interep and all of its subsidiaries. All significant intercompany transactions and balances have been eliminated.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Allowance for Doubtful Accounts*

We provide an allowance for doubtful accounts equal to the estimated uncollectible amounts. That estimate is based upon historical collection experience, current economic and market conditions and a review of the current status of each customer's trade accounts receivable.

*Revenue Recognition*

We are a national representation firm serving radio broadcast clients and certain internet service providers throughout the United States. Commission revenues are derived from sales of advertising time for radio stations under representation contracts. Commissions and fees are recognized in the month the advertisement is broadcast. In connection with our unwired network business, we collect fees for unwired network radio advertising and, after deducting our commissions, remit the fees to the respective radio stations. In instances when we are not legally obligated to pay a station or service provider until the corresponding receivable is paid, fees payable to stations have been offset against the related receivable from advertising agencies in the accompanying consolidated balance sheets. We record all commission revenues on a net basis. Commissions are recognized based on the standard broadcast calendar that ends on the last Sunday in each reporting period. The broadcast calendar for the calendar years ended December 31, 2004, 2003, and 2002 each had 52 weeks.

*Representation Contract Termination Revenue and Contract Acquisition Costs*

Our station representation contracts usually renew automatically from year to year unless either party provides written notice of termination at least twelve months prior to the next automatic renewal date. In accordance with industry practice, in lieu of termination, an arrangement is normally made for the purchase of such contracts by a successor representative firm. The purchase price paid by the successor representation firm is generally based upon the historic commission income projected over the remaining contract period plus two months. Income earned from the sale of station representation contracts (contract termination revenue) is recognized on the effective date of the buyout agreement.

Costs of purchasing station representation contracts are deferred and amortized over the life of the new contract. Such amortization is included in the accompanying consolidated statements of operations as a component of depreciation and amortization expense. Amounts which are to be amortized during the next year are included as current assets in the accompanying consolidated balance sheets. We review the realizability of these deferred costs on a quarterly basis. From time to time, we have paid inducements to extend the life of contracts with our radio groups. These inducement payments are recorded as deferred costs and expensed in the period benefited.

*Cash and Cash Equivalents*

We consider cash in banks and investments with an original maturity of three months or less to be cash equivalents.

*Fixed Assets, net*

Furniture, fixtures and equipment are recorded at cost and are depreciated over three to ten-year lives, and leasehold improvements are amortized over the shorter of the lives of the leases or assets, all on a straight-line basis.

Statement of Position 98-1 "Accounting For The Costs Of Computer Software Developed Or Obtained For Internal Use" (SOP 98-1) provides guidance on accounting for the costs of computer software developed or obtained for internal use. The costs for such computer software will be amortized on a straight-line basis over three years.

*Long-Lived Assets*

We assess the impairment of our long-lived assets in accordance with SFAS No. 144, which requires testing when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. We reevaluate these intangible assets each reporting period to determine whether events and circumstances warrant a revision in their remaining life. SFAS No. 144, which also applies to other long-lived assets such as plant, property and equipment, as well as groups of assets, provides examples of indicators of potential impairment such as: a significant decrease in market price of the asset; a significant adverse change in the extent or manner in which the asset is used; a significant adverse change in legal factors or the business climate; an adverse action or assessment by a regulator; excess cost accumulation for the acquisition or construction of the asset; current period operating cash flow losses combined with a similar history or a projection of future losses; and a more likely than not expectation that the asset will be sold. If any indicators were present, we would test for recoverability by comparing the carrying amount of the asset to the net undiscounted cash flows expected to be generated from the asset. If those net undiscounted cash flows do not exceed the carrying amount (i.e. the asset is not recoverable), we would perform the next step which is to determine the fair value of the asset and record an impairment, if any. Based on the Company's analysis, no impairment was recorded as of December 31, 2004.

*Stock Growth Plan*

We maintain a Stock Growth Plan ("SGP") for eligible employees. Cash contributions made by us to the SGP are recorded as compensation expense. Shares of our stock owned by the SGP are treated as outstanding common stock.

*Stock-Based Compensation*

We have elected to continue to account for our employee stock-based compensation plan using the intrinsic value method, as prescribed by APB No. 25 Accounting for Stock Issued to Employees and interpretations thereof (collectively "APB 25") versus the fair value method allowed by SFAS No. 123. We have implemented the disclosure provision of SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. This statement amended the disclosure provisions of SFAS No. 123, Accounting for Stock Based Compensation, to require prominent disclosure of the effect on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation and amended APB Opinion No. 28, Interim Financial Reporting, to require disclosure of those effects in interim financial information. Accordingly, no compensation cost has been recognized in the accompanying Consolidated Statements of Operations for the years ended December 31, 2004, 2003 and 2002 in respect of stock options granted during those periods. In December 2004, FASB issued SFAS No. 123R, which revises SFAS No. 123 and supersedes APB 25. SFAS No. 123R requires the grant-date fair value of all share-based payment awards, including employee stock options, to be recognized as employee compensation expense in the income statement. SFAS No. 123R is effective for the first annual or interim reporting period beginning after June 15, 2005 and requires one of two transition methods to be applied. We expect to adopt SFAS No. 123R beginning in the third quarter of 2005. See Notes 1 and 4 to Consolidated Financial Statements for further discussion of our accounting for our stock-based compensation plans.

*Restructuring and Severance Charges*

During 2004 and 2003, we offered an early retirement program, which was accepted by one person in 2004 and 17 people in 2003, including four executives, to reduce compensation costs on a going forward basis. This resulted in termination benefits to be paid over an extended period of time, which were recorded during 2004 and 2003 at net present value. SFAS No. 146 required that we record this new liability at fair value as of the time the liability was incurred. See Note 1 to the Consolidated Financial Statements for further discussion.

*Loss per Share*

Basic loss per share for each of the respective years has been computed by dividing the net loss applicable to common shareholders by the weighted average number of common shares outstanding during the year which was 10,695,410, 10,248,159, and 9,490,519 for the years ended December 31, 2004, 2003, and 2002, respectively. Diluted loss per share would reflect the potential dilution that could occur if the outstanding options to purchase common stock were exercised. For the years ended December 31, 2004, 2003, and 2002, the exercise of outstanding options would have an antidilutive effect and therefore have been excluded from the calculation. Shares issuable under options that have not been included in the fully diluted loss per share calculation because of their antidilutive effect were 5,166,155, 5,121,405 and 4,880,106 at December 31, 2004, 2003 and 2002. The 2002 loss per share has been restated to record the $2.1 million deemed dividend (an increase in loss applicable to common shareholders) for the intrinsic value of the beneficial conversion option under the terms of the Series A Preferred Stock.

*Income Taxes*

Deferred taxes are provided for temporary differences arising from the differences between financial statement and income tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates. Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to amounts considered more likely than not to be realized.

*Segment Reporting*

Statement of Financial Accounting Standards No. 131, *Disclosure about Segments of an Enterprise and Related Information* requires us to report segment financial information consistent with the presentation made to the Company's management for decision making purposes. We are managed as one segment and all revenues are derived solely from representation operations and related activities. Our management decisions are based on operating cash flow (defined as operating income before depreciation and amortization), general and administrative expenses, and adjusted EBITDA (operating income excluding contract termination revenue and depreciation and amortization expense).

## Contractual Obligations and Other Commercial Commitments

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| | Total | 2005 | 2006-2007 | 2008-2009 | 2010-Thereafter |
| | | | (Dollars in Millions) | | |
| Long term debt | $ 99.0 | $ — | $ — | $ 99.0 | $ — |
| Operating leases | 44.9 | 4.8 | 8.4 | 6.6 | 25.1 |
| Interest expense | 34.7 | 9.9 | 19.8 | 5.0 | — |
| Annual fees for accounting services | 23.5 | 3.9 | 8.4 | 9.2 | 2.0 |
| Representation contract buyouts | 8.2 | 5.5 | 1.9 | 0.6 | 0.2 |
| Total | $210.3 | $24.1 | $38.5 | $120.4 | $27.3 |

## Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates that may adversely affect our results of operations and financial condition. We seek to minimize the risks from these interest rate fluctuations through our regular operating and financing activities. Our policy is not to use financial instruments for trading or other speculative purposes. We are not currently a party to any financial instruments.

Because our obligation under the senior secured revolving credit facility bears interest at a variable rate, we are sensitive to changes in prevailing interest rates. A one-point fluctuation in market rates would not have had a material impact on 2005 earnings.

## Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Financial information required by this item appears in the pages marked F-1 through F-24 at the end of this Report and is incorporated herein by reference as if fully set forth herein.

## Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On October 8, 2004, we terminated the engagement of Ernst & Young LLP ("Ernst & Young"), our independent public accountants. The reports of Ernst & Young on our financial statements for the fiscal years ended December 31, 2002 and December 31, 2003 did not contain an adverse opinion, disclaimer of opinion or qualification or modification as to uncertainty, audit scope or accounting principles. During the fiscal years ended December 31, 2002 and December 31, 2003 and during the subsequent interim periods through the date of termination, we had no disagreements with Ernst & Young on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedures. In addition, there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K) during these periods.

The Audit Committee of our Board of Directors considered, approved and recommended to our Board of Directors the termination of our engagement of Ernst & Young as our independent auditors. These actions were ratified and approved by our Board of Directors.

We engaged BDO Seidman, LLP ("BDO") to act as our independent auditors as of October 21, 2004. During the two most recent fiscal years, we had not consulted with BDO regarding (i) either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or (ii) any matter that was either the subject of disagreement on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K). The Audit Committee of our Board of Directors considered, approved and recommended to our Board of Directors the appointment of BDO as our independent auditors. These actions were ratified and approved by our Board of Directors.

## Item 9A. CONTROLS AND PROCEDURES

*(a) Evaluation of Disclosure Controls and Procedures*

(a) In accordance with Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(c) under that Act) as of the end of the period covered by this annual report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of the Company's disclosure controls and procedures were not effective as of December 31, 2004.

This conclusion was based on the failure of the Company to implement the principles of EITF No. 03-16 *Accounting for Investments in Limited Liability Companies* (see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources", above) in the financial statements included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, despite the fact that such pronouncement was effective for reporting periods beginning after June 15, 2004. The evaluation did not find other bases for the conclusion that the Company's disclosure controls and procedures were not effective as of December 31, 2004.

In conducting its evaluation, management considered the effectiveness of the Company's procedures for obtaining notice of new accounting and disclosure rules, policies, procedures and pronouncements, determining the relevance of such items to the Company and timely implementing those items that it deems relevant, in order to provide reasonable assurance that transactions are recorded and characterized as necessary to permit the preparation of the Company's financial statements in accordance with United States generally accepted accounting principles. In particular, management is assessing the Company's access to accounting pronouncements and other materials and its reliance on consultations with external accounting and financial experts with regard to such matters.

Management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is currently evaluating possible practical steps that it may wish to implement to improve its procedures in this regard, mindful of the relatively small size of the Company's accounting and financial staff.

*(b) Changes in Internal Controls*

There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during our fourth quarter of 2004 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

## PART III

### Items 10 Through 14 Inclusive.

The information required by Item 10 (Directors and Executive Officers of the Registrant) (other than information as to our executive officers, which is set forth in Part I under the caption "Executive Officers"), Item 11 (Executive Compensation), Item 12 (Security Ownership of Certain Beneficial Owners and Management), Item 13 (Certain Relationships and Related Transactions) and Item 14 (Principal accounting fees and services) is incorporated by reference to our definitive proxy statement for the 2005 Annual Meeting of Shareholders, to be filed with the Securities and Exchange Commission on or about April 29, 2005.

## PART IV

## Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

### (A) Documents Filed as Part of this Report

***Financial Statements and Supplementary Data.*** The following Financial Statements of the Company are filed with this Form 10-K:



***Financial Statement Schedules.*** The following financial statement schedule is filed as part of this Annual Report on Form 10-K:



*Exhibits.* The following Exhibits are filed as part of this Report:

| Exhibit No. | Description |
|---|---|
| 3.1(5) | Restated Certificate of Incorporation of Interep |
| 3.2(8) | Certificate of Amendment of the Restated Certificate of Incorporation |
| 3.3(5) | By-Laws of Interep |
| 3.4(13) | Certificate of Correction |
| 4.1(1) | A/B Exchange Registration Rights Agreement, dated July 2, 1998, among Interep, the Guarantors, BancBoston Securities Inc., Loenbaum & Company Incorporated and SPP Hambro & Co., LLC |
| 4.2(1) | Indenture, dated July 2, 1998, between Interep, the Guarantors and Summit Bank |
| 4.3(1) | Form of 10% Senior Subordinated Note (Included in Exhibit 4.2) |
| 4.4(3) | Supplemental Indenture, dated as of March 22, 1999, among American Radio Sales, Inc., Interep, the Guarantors and Summit Bank as Trustee |
| 4.5(6) | Form of Registration Rights Agreement among the Interep Employee Stock Ownership Plan, the Interep Stock Growth Plan and Interep |
| 4.6(8) | Form of Warrant used in connection with issuance of Series A preferred stock and warrants |
| 4.7(10) | Warrant to purchase 225,000 shares of Class A Common Stock of Interep, dated as of November 7, 2002 |
| 10.1(1) | Agreement of Lease, dated December 31, 1992, between The Prudential Insurance Company of America and Interep |
| 10.2(2) | Lease, dated January 1, 1990, between Ralph C. Guild, doing business as The Tuxedo Park Executive Conference Center and Interep, as amended by Amendment of Lease, dated December 3, 1998, between Ralph Guild 1990 Trust No. 1 (successor in interest to The Tuxedo Park Executive Conference Center) and Interep |
| 10.3(1)* | Agreement, dated June 29, 1998, between Interep and Ralph C. Guild |
| 10.4(7)* | Amended and Restated Services Agreement, dated as of January 2, 2001, between Interep and Media Financial Services, Inc. |
| 10.5(3)* | Fifth Amended and Restated Employment Agreement, dated as of March 1, 1999, between Interep and Ralph C. Guild |

| Exhibit No. | Description |
|---|---|
| 10.6(7)* | Amended and Restated Employment Agreement, dated as of April 1, 2000, between Interep and Marc G. Guild |
| 10.7(1)* | Non-Qualified Stock Option granted to Ralph C. Guild on December 31, 1988 |
| 10.8(1)* | Amendment and Extension of Option, dated January 1, 1991, between Interep and Ralph C. Guild |
| 10.9(1)* | Non-Qualified Stock Option granted to Ralph C. Guild on January 1, 1991 |
| 10.10(1)* | Non-Qualified Stock Option granted to Ralph C. Guild on December 31, 1995 |
| 10.11(1)* | Non-Qualified Stock Option granted to Marc G. Guild on January 1, 1991 |
| 10.12(1)* | Non-Qualified Stock Option granted to Ralph C. Guild on June 29, 1997 |
| 10.13(1)* | Non-Qualified Stock Option granted to Marc G. Guild on June 29, 1997 |
| 10.14(1)* | Non-Qualified Stock Option granted to William J. McEntee, Jr. on June 29, 1997 |
| 10.15(1)* | Supplemental Income Agreement, dated December 31, 1986, between Interep and Ralph C. Guild |
| 10.16(1)* | Agreement, dated June 18, 1993, between Interep and Ralph C. Guild |
| 10.17(2)* | Non-Qualified Stock Option Granted to Ralph C. Guild on July 10, 1998 |
| 10.18(2)* | Non-Qualified Stock Option Granted to Marc G. Guild July 10, 1998 |
| 10.19(2)* | Non-Qualified Stock Option Granted to William J. McEntee, Jr. July 10, 1998 |
| 10.20(3)* | Non-Qualified Stock Option Granted to Ralph C. Guild, December 16, 1998. |
| 10.21(3)* | Non-Qualified Stock Option Granted to Leslie D. Goldberg, December 16, 1998 |
| 10.22(7)* | Non-Qualified Stock Option Granted to Ralph C. Guild on April 25, 2000 |
| 10.23(7)* | Non-Qualified Stock Option Granted to Marc G. Guild on April 25, 2000 |
| 10.24(7)* | Non-Qualified Stock Option Granted to William J. McEntee on April 25, 2000 |
| 10.25(4)* | Form of Indemnification Agreement for directors and officers |
| 10.26(5)* | 1999 Stock Incentive Plan |
| 10.27(6)* | Form of Stock Option Agreement |
| 10.28(5) | Lease Agreement, dated as of June 30, 1999 between Bronxville Family Partnership, L.P. and Interep |
| 10.29(6)* | Agreement, dated as of November 30, 1999 between Interep and Ralph C. Guild |
| 10.30(6)* | Agreement, dated as of November 30, 1999 between Interep and Ralph C. Guild |
| 10.31(5)* | Agreement, dated as of November 30, 1999 between Interep and Marc G. Guild |
| 10.32(10) | Credit Agreement, dated as of November 7, 2002, among Interep, certain of its subsidiaries, Upper Columbia Capital Company, L.L.C. and Guggenheim Investment Management, LLC |
| 10.33(8) | Form of Stock Purchase Agreement used in connection with issuance of Series A preferred stock and warrants |
| 10.34(8) | Form of Registration Rights Agreement used in connection with issuance of Series A preferred stock and warrants |
| 10.35(10) | Security Agreement, dated as of November 7, 2002, among Interep, certain of its subsidiaries and Guggenheim Investment Management, LLC |
| 10.36(10) | Guarantee of certain subsidiaries of Interep in favor of Upper Columbia Capital Company, L.L.C. and Guggenheim Investment Management, LLC |
| 10.37(10) | Senior Secured Note of Interep payable to Upper Columbia Capital Company, L.L.C., dated as of November 7, 2002 |
| 10.38(10) | Trademark Security Agreement, dated as of November 7, 2002, among Interep, certain of its subsidiaries and Guggenheim Investment Management, LLC |
| 10.39(10) | Pledge Agreement, dated as of November 7, 2002, among Interep, certain of its subsidiaries and Guggenheim Investment Management, LLC |
| 10.40(11) | Agreement, dated as of March 19, 2003, between Interep and George E. Pine |
| 10.41(12) | Loan and Security Agreement, dated as of September 25, 2003, among Interep, each of the entities listed as a guarantor on the signature pages thereto and Commerce Bank, N.A. |
| 10.42(12) | Revolving Note, dated September 25, 2003, payable to the order of Commerce Bank, N.A. |
| 10.43(12) | Guaranty, dated September 25, 2003, granted by the entities listed therein as guarantors in favor of Commerce Bank, N.A. |

| Exhibit No. | Description |
|---|---|
| 10.44(12) | Pledge Agreement, dated September 25, 2003, among Interep, the other entities listed therein as pledgors and Commerce Bank, N.A. |
| 10.45(13) | Trademark Security Agreement, dated September 25, 2003, between Interep and Commerce Bank, N.A. |
| 14(14) | Code of Ethics for Senior Management |
| 16.1(9) | Letter, dated June 20, 2002 from Arthur Andersen LLP to the Securities and Exchange Commission |
| 21.1(11) | Subsidiaries of Interep |
| 23.1 | Consent of BDO Seidman LLP (filed herewith) |
| 23.2 | Consent of Ernst & Young LLP (filed herewith) |
| 31.1 | Certification of Chief Executive Officer pursuant to Rule 15d-14(a) (filed herewith) |
| 31.2 | Certification of Chief Financial Officer pursuant to Rule 15d-14(a) (filed herewith) |
| 32.1 | Certification pursuant to Rule 15d-14(b) and Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350(a), (b)) (furnished herewith)** |

* Management or compensatory contract required to be filed pursuant to Item 14(c) of the requirements for Form 10-K reports.

** The information furnished in Exhibit 32.1 shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing.

(1) Incorporated by reference to Interep's registration statement on Form S-4 (Registration No. 333-60575), filed with the Commission on August 4, 1998.

(2) Incorporated by reference to Interep's registration statement on Form S-4/A-2 (Registration No. 333-60575), filed with the Commission on January 26, 1999.

(3) Incorporated by reference to Interep's Annual Report on Form 10-K for its fiscal year ended December 31, 1998, filed with the Commission on March 31, 1999 (File No. 000-28395).

(4) Incorporated by reference to Interep's registration statement on Form S-1 (Registration No. 333-88265), filed with the Commission on October 10, 1999.

(5) Incorporated by reference to Interep's registration statement on Form S-1/A-1 (Registration No. 333-88265), filed with the Commission on November 8, 1999.

(6) Incorporated by reference to Interep's registration statement on Form S-1/A-4 (Registration No. 333-88265), filed with the Commission on December 8, 1999.

(7) Incorporated by reference to Interep's Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Commission on April 2, 2001 (File No. 000-28395).

(8) Incorporated by reference to Interep's Quarterly Report on Form 10-Q for its quarter ended March 31, 2002, filed with the Commission on May 15, 2002 (File No. 000-28395).

(9) Incorporated by reference to Interep's Current Report on Form 8-K date June 20, 2002, filed with the Commission on June 26, 2002 (File No. 000-28395).

(10) Incorporated by reference to Interep's Quarterly Report on Form 10-Q for its quarter ended September 30, 2002, filed with the Commission on November 13, 2002 (File No. 000-28395).

(11) Incorporated by reference to Interep's Annual Report on Form 10-K for its fiscal year ended December 31, 2002, filed with the Commission on April 1, 2003 (File No. 000-28395).

(12) Incorporated by reference to Interep's Current Report on Form 8-K dated September 25, 2003, filed with the Commission on September 30, 2003 (File No. 000-28395).

(13) Incorporated by reference to Interep's Quarterly Report on Form 10-Q for its quarter ended June 30, 2004, filed with the Commission on August 13, 2004 (File No. 000-28395).

(14) Incorporated by reference to Interep's Annual Report on Form 10-K for its fiscal year ended December 31, 2003, filed with the Commission on March 29, 2004 (File No. 000-28395).

### (B) Reports on Form 8-K

We filed the following current reports on Form 8-K during our fourth fiscal quarter:

| Date of Report | Items Reported | Financial Statements Filed |
|---|---|---|
| October 15, 2004, as amended on October 18, 2004, November 3, 2004 and November 16, 2004 | Items 4.01 and 9.01 | No |
| October 22, 2004 | Item 4.01 | No |
| November 16, 2004 | Items 2.02 and 9.01 | No |

## INTEREP NATIONAL RADIO SALES, INC.

## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Interep National Radio Sales:

We have audited the accompanying consolidated balance sheet of Interep National Radio Sales, Inc. (a New York corporation) and subsidiaries as of December 31, 2004, and the related consolidated statements of operations, capital deficit, and cash flows for the year then ended. Our audit also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Interep National Radio Sales, Inc. and subsidiaries at December 31, 2004 and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for its investment in a limited liability company.

/s/ BDO SEIDMAN LLP

West Palm Beach, Florida
February 25, 2005

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Interep National Radio Sales, Inc.

We have audited the accompanying consolidated balance sheets of Interep National Radio Sales, Inc. (a New York corporation) and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' (deficit) equity, and cash flows for the years then ended. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Interep National Radio Sales, Inc. and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the years then ended in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

New York, New York
February 26, 2004

## INTEREP NATIONAL RADIO SALES, INC.

## CONSOLIDATED BALANCE SHEETS
**(in thousands except share information)**

| | December 31, 2004 | December 31, 2003 |
|---|---|---|
| **ASSETS** | | |
| **Current assets:** | | |
| Cash and cash equivalents | $ 4,937 | $ 7,661 |
| Receivables, less allowance for doubtful accounts of $770 and $808 | 24,041 | 27,585 |
| Representation contract buyouts receivable | 1,987 | 437 |
| Current portion of deferred representation contract costs | 13,364 | 15,225 |
| Prepaid expenses and other currents assets | 1,284 | 1,107 |
| Total current assets | 45,613 | 52,015 |
| Fixed assets, net | 3,114 | 5,050 |
| Deferred representation contract costs | 33,137 | 44,830 |
| Representation contract buyouts receivable | 3,336 | 31 |
| Investments and other assets | 5,810 | 6,315 |
| | $ 91,010 | $108,241 |
| **LIABILITIES AND CAPITAL DEFICIT** | | |
| **Current liabilities:** | | |
| Accounts payable and accrued expenses | $ 18,347 | $ 20,670 |
| Accrued interest | 4,950 | 4,950 |
| Representation contract buyouts payable | 5,630 | 7,431 |
| Accrued employee related liabilities | 3,680 | 3,313 |
| Total current liabilities | 32,607 | 36,364 |
| Long-term debt | 99,000 | 103,000 |
| Representation contract buyouts payable | 2,537 | 4,779 |
| Other noncurrent liabilities | 2,293 | 3,880 |
| Total liabilities | 136,437 | 148,023 |
| Commitments and Contingencies | | |
| **Capital deficit:** | | |
| 4% Series A cumulative convertible preferred stock, $0.01 par value—400,000 shares authorized, 118,598 and 114,037 shares issued and outstanding (aggregate liquidation preference—$11,860) | 1 | 1 |
| Class A common stock, $.01 par value—20,000,000 shares authorized, 6,669,221 and 6,189,460 shares issued and outstanding | 67 | 62 |
| Class B common stock, $.01 par value—10,000,000 shares authorized, 4,626, 655 and 4,058,699 shares issued and outstanding, convertible into Class A common stock | 46 | 40 |
| Additional paid-in-capital | 52,525 | 51,149 |
| Accumulated deficit | (98,066) | (91,034) |
| Total capital deficit | (45,427) | (39,782) |
| | $ 91,010 | $108,241 |

The accompanying notes are an integral part of these consolidated financial statements.

## INTEREP NATIONAL RADIO SALES, INC.

## CONSOLIDATED STATEMENTS OF OPERATIONS
**(in thousands except per share data)**

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| Commission revenues | $ 78,455 | $ 87,755 | $ 87,372 |
| Contract termination revenue | 24,462 | 666 | 7,220 |
| Total revenues | 102,917 | 88,421 | 94,592 |
| Operating expenses: | | | |
| Selling expenses | 63,690 | 64,783 | 58,111 |
| General and administrative expenses | 15,138 | 14,365 | 12,052 |
| Depreciation and amortization expense | 19,783 | 33,989 | 23,651 |
| Total operating expenses | 98,611 | 113,137 | 93,814 |
| Operating income (loss) | 4,306 | (24,716) | 778 |
| Interest expense, net | 10,563 | 12,613 | 10,469 |
| (Income) loss on investments | (84) | — | 525 |
| Other loss | — | 528 | — |
| Loss before income taxes and cumulative change in accounting principle | (6,173) | (37,857) | (10,216) |
| Income taxes | 261 | 343 | 7,360 |
| Loss before cumulative change in accounting principle | (6,434) | (38,200) | (17,576) |
| Cumulative change in accounting principle | (598) | — | — |
| Net loss | (7,032) | (38,200) | (17,576) |
| Preferred stock dividend | 468 | 468 | 2,381 |
| Net loss applicable to common shareholders | $ (7,500) | $ (38,668) | $(19,957) |
| | | | (restated) |
| Basic and diluted loss per common share: | | | |
| Before cumulative effect of change in accounting principle | $ (0.60) | $ (3.73) | $ (1.85) |
| Cumulative effect of change in accounting principle | (0.06) | — | — |
| Preferred stock dividend | (0.04) | (0.04) | (0.25) |
| Total | $ (0.70) | $ (3.77) | $ (2.10) |

The accompanying notes are an integral part of these consolidated financial statements.

## INTEREP NATIONAL RADIO SALES, INC.

## CONSOLIDATED STATEMENTS OF CAPITAL DEFICIT
### (in thousands except share information)

| | Series A Cumulative Convertible Preferred Stock | | Class A Common Stock | | Class B Common Stock | | Additional Paid-in Capital | Accumulated Deficit | Total |
|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Shares | Amount | | | |
| Balance, January 1, 2002 | — | $ — | 4,907,996 | $ 49 | 4,314,463 | $ 43 | $39,456 | $(35,258) | $ 4,290 |
| Net loss | — | — | — | — | — | — | — | (17,576) | (17,576) |
| Conversion of common stock | — | — | 458,762 | 5 | (458,762) | (5) | — | — | — |
| Sale of convertible preferred stock | 110,000 | 1 | — | — | — | — | 8,238 | — | 8,239 |
| Issuance of warrants with convertible preferred stock | — | — | — | — | — | — | 1,991 | — | 1,991 |
| Exercise of stock options | — | — | 3,833 | — | — | — | 11 | — | 11 |
| Exercise of warrants | — | — | 224,108 | 2 | — | — | — | — | 2 |
| Issuance to Stock Growth Plan | — | — | — | — | 747,759 | 8 | 2,313 | — | 2,321 |
| Issuance of 225,000 warrants | — | — | — | — | — | — | 538 | — | 538 |
| Issuance of 50,000 shares | — | — | 50,000 | — | — | — | 120 | — | 120 |
| Preferred dividend | — | — | — | — | — | — | (240) | — | (240) |
| Earned compensation, executive stock options | — | — | — | — | — | — | (1,251) | — | (1,251) |
| Balance, December 31, 2002 | 110,000 | 1 | 5,644,699 | 56 | 4,603,460 | 46 | 51,176 | (52,834) | (1,555) |
| Net loss | — | — | — | — | — | — | — | (38,200) | (38,200) |
| Conversion of common stock | — | — | 544,761 | 6 | (544,761) | (6) | — | — | — |
| Preferred dividend | — | — | — | — | — | — | (468) | — | (468) |
| Earned compensation, executive stock option | — | — | — | — | — | — | 38 | — | 38 |
| Issuance of preferred stock dividend | 4,037 | — | — | — | — | — | 403 | — | 403 |
| Balance, December 31, 2003 | 114,037 | 1 | 6,189,460 | 62 | 4,058,699 | 40 | 51,149 | (91,034) | (39,782) |
| Net loss | — | — | — | — | — | — | — | (7,032) | (7,032) |
| Conversion of common stock | — | — | 446,428 | 4 | (446,428) | (4) | — | — | — |
| Issuance to Stock Growth Plan | — | — | — | — | 1,014,384 | 10 | 1,362 | — | 1,372 |
| Issuance of 33,333 shares | — | — | 33,333 | 1 | — | — | 26 | — | 27 |
| Preferred dividend | — | — | — | — | — | — | (468) | — | (468) |
| Issuance of preferred stock dividend | 4,561 | — | — | — | — | — | 456 | — | 456 |
| Balance, December 31, 2004 | 118,598 | $ 1 | 6,669,221 | $ 67 | 4,626,655 | $ 46 | $52,525 | $(98,066) | $(45,427) |

The accompanying notes are an integral part of these consolidated financial statements.

## INTEREP NATIONAL RADIO SALES, INC.

## CONSOLIDATED STATEMENTS OF CASH FLOWS
### (in thousands)

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| Cash flows from operating activities: | | | |
| Net loss | $ (7,032) | $(38,200) | $(17,576) |
| Adjustments to reconcile income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 19,783 | 33,989 | 23,651 |
| (Income) loss on investments | (84) | — | 525 |
| Cumulative change in accounting principle | 598 | — | — |
| Non-cash compensation (income) expense | — | 38 | (1,251) |
| Non-cash consulting expense | 27 | — | — |
| Non-cash interest expense | — | 1,688 | 15 |
| Changes in assets and liabilities: | | | |
| Receivables | 3,544 | 2,321 | (3,250) |
| Representation contract buyouts receivable | (4,855) | 333 | (801) |
| Prepaid expenses and other current assets | (177) | 289 | 22 |
| Other noncurrent assets | (1,191) | 690 | 6,119 |
| Accounts payable and accrued expenses | (1,795) | 7,542 | 3,433 |
| Accrued interest | — | (122) | 122 |
| Accrued employee related liabilities | 367 | 665 | (1,093) |
| Other noncurrent liabilities | (1,587) | 605 | (1,439) |
| Net cash provided by operating activities | 7,598 | 9,838 | 8,477 |
| Cash flows from investing activities: | | | |
| Additions to fixed assets | (918) | (2,271) | (541) |
| Increase in other investments | (5) | — | — |
| Net cash (used in) provided by investing activities | (923) | (2,271) | (541) |
| Cash flows from financing activities: | | | |
| Representation contract payments | (6,771) | (11,553) | (23,472) |
| Gross borrowings on credit facility | 21,650 | — | — |
| Gross repayments on credit facility | (25,650) | — | — |
| Debt (repayments) borrowings, net of financing costs | — | (10,000) | 9,584 |
| Net borrowings on credit facility, net of financing costs | — | 3,533 | — |
| Issuance of Class A convertible preferred stock and warrants, net of issuance costs | — | — | 10,230 |
| Issuance of common stock | 1,372 | — | 2,334 |
| Net cash used in financing activities | (9,399) | (18,020) | (1,324) |
| Net (decrease) increase in cash and cash equivalents | (2,724) | (10,453) | 6,612 |
| Cash and cash equivalents, beginning of year | 7,661 | 18,114 | 11,502 |
| Cash and cash equivalents, end of year | $ 4,937 | $ 7,661 | $ 18,114 |
| Supplemental disclosures of cash flow information: | | | |
| Cash paid during the year for: | | | |
| Interest | $ 10,206 | $ 10,825 | $ 9,900 |
| Income taxes, net | 261 | 343 | 318 |
| Prepayment penalty on term loan | — | 500 | — |
| Non-cash investing and financing activities: | | | |
| Station representation contracts acquired | $ 2,935 | $ 4,100 | $ 1,210 |
| Preferred stock dividend | 468 | 468 | 240 |
| Deemed dividends | — | — | 2,141 |
| Issuance of warrants and common stock | 27 | — | 643 |

The accompanying notes are an integral part of these consolidated financial statements.

## INTEREP NATIONAL RADIO SALES, INC.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
**(in thousands except share information)**

### 1. Summary of Significant Accounting Policies

*Principles of Consolidation*

The consolidated financial statements include the accounts of Interep National Radio Sales, Inc. ("Interep"), together with its subsidiaries (collectively, the "Company" or "we"). All significant intercompany transactions and balances have been eliminated.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Allowance for doubtful accounts*

We provide an allowance for doubtful accounts equal to the estimated uncollectible amounts. That estimate is based on historical collection experience, current economic and market conditions and a review of the current status of each customer's trade accounts receivable.

*Revenue Recognition*

We are a national representation firm serving radio broadcast clients and certain internet service providers throughout the United States. Commission revenues are derived from sales of advertising time for radio stations under representation contracts. Commissions and fees are recognized in the month the advertisement is broadcast. In connection with our unwired network business, we collect fees for unwired network radio advertising and, after deducting our commissions, remit the fees to the respective radio stations. In instances when we are not legally obligated to pay a station or service provider until the corresponding receivable is paid, fees payable to stations have been offset against the related receivable from advertising agencies in the accompanying consolidated balance sheets. For the years ended December 31, 2004, 2003 and 2002, commission revenues include revenue derived from sales of advertising on the Internet of $2,568, $2,254 and $2,572, respectively. We record all commission revenues on a net basis. Commissions are recognized based on the standard broadcast calendar that ends on the last Sunday in each reporting period. The broadcast calendar for the calendar years ended December 31, 2004, 2003, and 2002 each had 52 weeks.

*Representation Contract Termination Revenue and Contract Acquisition Costs*

Our station representation contracts usually renew automatically from year to year unless either party provides written notice of termination at least twelve months prior to the next automatic renewal date. In accordance with industry practice, in lieu of termination, an arrangement is normally made for the purchase of such contracts by a successor representative firm. The purchase price paid by the successor representation firm is generally based upon the historic commission income projected over the remaining contract period plus two months. Income earned from the sale of station representation

(in thousands except share information)

contracts (contract termination revenue) is recognized on the effective date of the buyout agreement. Costs of obtaining station representation contracts are deferred and amortized over the life of the new contract. Such amortization is included in the accompanying consolidated statements of operations as a component of depreciation and amortization expense. Amounts which are to be amortized during the next year are included as current assets in the accompanying consolidated balance sheets. We review the realizability of these deferred costs on a quarterly basis. From time to time, we have paid inducements to extend the life of contracts with our radio groups. These inducement payments are recorded as deferred costs and expensed in the period benefited. Estimated amortization for the five years following December 31, 2004 is as follows: 2005–$13,300; 2006–$10,400; 2007–$7,900; 2008–$6,000 and 2009–$4,300.

*Cash and Cash Equivalents*

We consider cash in banks and investments with an original maturity of three months or less to be cash equivalents.

*Fixed Assets, net*

Furniture, fixtures and equipment are recorded at cost and are depreciated over three to ten-year lives, and leasehold improvements are amortized over the shorter of the lives of the leases or assets, all on a straight-line basis. The costs of such computer software is amortized on a straight-line basis over three years.

*Depreciation and Amortization Expense*

A summary of annual depreciation and amortization expense is as follows:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Depreciation of fixed assets | $ 2,314 | $ 2,574 | $ 2,197 |
| Amortization of contract acquisition costs | 16,282 | 29,941 | 20,204 |
| Amortization of other assets | 1,187 | 1,474 | 1,250 |
| | $19,783 | $33,989 | $23,651 |

In 2003, the amortization of contract acquisition costs included the writeoff of approximately $11,600 of deferred contract acquisition costs related to the termination of the Citadel representation contract.

*Long-Lived Assets*

We assess the impairment of our long-lived assets in accordance with SFAS No. 144, which requires testing when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. We reevaluate these intangible assets each reporting period to determine whether events and circumstances warrant a revision in their remaining life. SFAS No. 144, which also applies to other long-lived assets such as plant, property and equipment, as well as groups of assets, provides examples of indicators of potential impairment such as: a significant decrease in market price

(in thousands except share information)

of the asset; a significant adverse change in the extent or manner in which the asset is used; a significant adverse change in legal factors or the business climate; an adverse action or assessment by a regulator; excess cost accumulation for the acquisition or construction of the asset; current period operating cash flow losses combined with a similar history or a projection of future losses; and a more likely than not expectation that the asset will be sold. If any indicators were present, we would test for recoverability by comparing the carrying amount of the asset to the net undiscounted cash flows expected to be generated from the asset. If those net undiscounted cash flows do not exceed the carrying amount (i.e. the asset is not recoverable), we would perform the next step which is to determine the fair value of the asset and record an impairment, if any.

*Stock Growth Plan*

We maintain a Stock Growth Plan ("SGP") for eligible employees. Cash contributions made by us to the SGP are recorded as compensation expense. Shares of our stock owned by the SGP are treated as outstanding common stock.

*Stock-Based Compensation and New Accounting Pronouncement*

We have elected to continue to account for our employee stock-based compensation plan using the intrinsic value method, as prescribed by APB No. 25 *Accounting for Stock Issued to Employees* and interpretations thereof (collectively "APB 25") versus the fair value method allowed by SFAS No. 123. The Company has implemented the disclosure provision of SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure*. This statement amended the disclosure provisions of Financial Accounting Standards Board ("FASB") SFAS No. 123, *Accounting for Stock Based Compensation*, to require prominent disclosure of the effect on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation and amended APB Opinion No. 28, *Interim Financial Reporting*, to require disclosure of those effects in interim financial information. Accordingly, no compensation cost has been recognized in the accompanying Consolidated Statements of Operations for the years ended December 31, 2004, 2003 and 2002 in respect of stock options granted during those periods. See Note 4 to Consolidated Financial Statements for further discussion of the Company's accounting for its stock-based compensation plans. Had compensation cost for these options been determined consistent with SFAS No. 123 and SFAS No. 148, the Company's net loss applicable to common shareholders, basic and diluted loss per share would have been as follows:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Net loss applicable to common shareholders, as reported | $(7,500) | $(38,668) | $(19,957) |
| Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects | (807) | (746) | (938) |
| Pro forma net loss | $(8,307) | $(39,414) | $(20,895) |
| Loss per share: | | | |
| Basic and diluted—as reported | $ (0.70) | $ (3.77) | $ (2.10) |
| Basic and diluted—pro forma | $ (0.78) | $ (3.85) | $ (2.20) |

(in thousands except share information)

Pro forma information regarding net income and earnings per share, as presented in Note 1, is required by SFAS No. 123, as amended by SFAS No. 148, and has been determined as if we had accounted for our employee stock options under the fair value method of SFAS No. 123 as of its effective date. The weighted averaged fair value for options was estimated at the dates of grants using the Black-Scholes option-pricing model to be $1.43 for 2004, $1.72 for 2003 and $3.30 for 2002, with the following weighted average assumptions: risk free interest rate of 3.25% for 2004, 2003 and 2002; expected volatility factors of 107%, 108% and 174% for 2004, 2003 and 2002, expected dividend yield of 0% for 2004, 2003 and 2002; and estimated option lives of 5 years for 2004, 2003 and 2002.

In December 2004, FASB issued SFAS No. 123R, which revises SFAS No. 123 and supersedes APB 25. SFAS No. 123R requires the grant-date fair value of all share-based payment awards, including employee stock options, to be recognized as employee compensation expense in the income statement. SFAS No. 123R is effective for the first annual or interim reporting period beginning after June 15, 2005 and requires one of two transition methods to be applied. We expect to adopt SFAS No. 123R beginning in the third quarter of 2005. Our estimate for 2005 is an approximate $800 increase in compensation expense based upon options outstanding at December 31, 2004.

*Restructuring and Severance Charges*

During 2003, we offered an early retirement program, which was accepted by 17 people, including four executives, to reduce compensation costs on a going forward basis. This resulted in approximately $3,000 of termination benefits to be paid over an extended period of time, approximately $2,740 of which was recorded during 2003 at net present value. We accrued an additional $232 during 2004 for 7 additional terminations. In accordance with SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* we recorded this liability at fair value as of the time the liability was incurred. We paid approximately $1,542 and $1,272 of termination benefits during the years ended December 31, 2004 and 2003, and have accreted approximately $162 and $95 of interest expense in 2004 and 2003. At December 31, 2004 and 2003, the accompanying consolidated balance sheets include accruals relating to the restructuring program of $1,082 and $2,230, of which $989 and $1,463, are included in accrued employee related liabilities and $93 and $767, are included in other noncurrent liabilities. In 2003, $75 is included in accounts payable.

*Loss per Share*

Basic loss per share for each of the respective years has been computed by dividing the net loss applicable to common shareholders by the weighted average number of common shares outstanding during the year which was 10,695,410, 10,248,159, and 9,490,519 for the years ended December 31, 2004, 2003, and 2002, respectively. Diluted loss per share would reflect the potential dilution that could occur if the outstanding options to purchase common stock were exercised. For the years ended December 31, 2004, 2003, and 2002, the exercise of outstanding options would have an antidilutive effect and therefore have been excluded from the calculation. Shares issuable under options that have not been included in the fully diluted loss per share calculation because of their antidilutive effect were 5,166,155, 5,121,405, and 4,880,106 at December 31, 2004, 2003 and 2002. The 2002 loss per share calculation was restated to record the $2,141 deemed dividend (an increase in loss applicable to

(in thousands except share information)

common shareholders) for the intrinsic value of the beneficial conversion option under the terms of the Series A Preferred Stock.

*Income Taxes*

Deferred taxes are provided for temporary differences arising from the differences between financial statement and income tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates. Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to amounts considered more likely than not to be realized.

*Reclassification*

Certain reclassifications have been made to prior period financial statements to conform to current periods presentation.

## 2. Investments

Effective July 2004, we applied the principles of Emerging Issues Task Force ("EITF") No. 03-16 *Accounting for Investments in Limited Liability Companies*. The effect of this cumulative change in accounting principle is a $598 reduction of our investment in a limited liability company. Beginning July 2004, we began to use the equity method to account for this investment and recognized $84 of income. There was no such change in 2003. Prior to 2004, we accounted for our investments using the cost method of accounting, as we do not have the ability to exercise significant influence over operating and financial policies. During 2002, we recorded a write down of approximately $525 to reflect these investments at their net realizable value. This charge is included in loss on investments in the accompanying statement of operations. The total carrying value of these investments was approximately $1,500 and $2,000 as of December 31, 2004 and 2003, representing a range of ownership from 8% to 16% of the affiliated companies.

## 3. Fixed Assets

*Fixed assets are comprised of the following:*

| | December 31, | |
|---|---|---|
| | 2004 | 2003 |
| Furniture and equipment | $21,036 | $20,859 |
| Computer software | 4,155 | 3,954 |
| Leasehold improvements | 6,141 | 6,141 |
| | 31,332 | 30,954 |
| Less—Accumulated depreciation and amortization | 28,218 | 25,904 |
| Fixed assets, net | $ 3,114 | $ 5,050 |

(in thousands except share information)

## 4. Employee Stock Plans

*Stock Growth Plan*

On January 1, 1995, we established the Stock Growth Plan, a qualified stock bonus plan through which certain qualified employee compensation is allocated to the plan. Participation in the Stock Growth Plan is mandatory and non-contributory for all eligible employees. Stock Growth Plan participants are at all times fully vested in their accounts without regard to age or years of service. We make regular quarterly cash contributions to the Stock Growth Plan. For the years ended December 31, 2004, 2003, and 2002, we recorded compensation expense of $2,299, $2,440, and $2,321, in relation to these contributions. Our contributions to the Stock Growth Plan were used to purchase shares of Interep Class B common stock from us in 2004 and 2002. In 2003, we used the contributions to purchase Interep Class A common stock on the open market. No accrual was required as of December 31, 2004 and 2003.

During 2004, the Company issued 1,014,384 shares of Class B common stock to the Interep Stock Growth Plan for net cash proceeds of approximately $1,372. During 2002, the Company issued 747,759 shares of Class B common stock to the Interep Stock Growth Plan for net cash proceeds of approximately $2,300. The shares were issued at the estimated current fair market value on the date of issuance, determined based on the trailing 15-day trading average of the Company's Class A common stock. During 2004, 2003 and 2002, the Stock Growth Plan purchased 14,247, 668,480 and 10,000 shares of Class A common stock, on the open market at a weighted average fair value of $1.45, $2.12 and $2.51, respectively. As of December 31, 2004 and 2003, the Stock Growth Plan owned 4,058,592 and 3,468,408 Class B common shares, and 649,136 and 746,002 of Class A common shares, representing approximately 41.7% and 40.7%, of the Company's total shares outstanding, before consideration of common stock equivalents. Shares owned by the Stock Growth Plan are recorded as outstanding stock of the Company. Distributions to participants are made in the shares of the Company's Class B common stock allocated to their plan accounts upon termination of employment.

*Stock Options*

We follow APB 25 and related Interpretations in accounting for our employee stock options. Under APB 25, because the exercise price of our employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense generally is recognized.

In 1999, we adopted the 1999 Stock Incentive Plan. The plan provides for the granting of options and appreciation rights of the Company's Class A and Class B common stock. The option price per share may not be less than the fair market value of the Class A and Class B common stock on the date the option is granted. The aggregate number of shares may not exceed 666,667 for any participant during any three consecutive 12-month periods, and the maximum term of an option may not exceed ten years. Options primarily vest in three equal annual installments. Under the terms of the plan, we are authorized to grant options to purchase up to a total of 2,000,000 shares of Class A and Class B common stock.

(in thousands except share information)

A summary of the stock options outstanding during the years ended December 31, 2004, 2003, and 2002 is set forth below:

| | Number of Shares | Weighted Average Exercise Price |
|---|---|---|
| Outstanding at December 31, 2001 | 4,893,089 | $3.64 |
| Granted during 2002 | 10,000 | 3.32 |
| Exercised during 2002 | (3,833) | 2.81 |
| Forfeited during 2002 | (19,150) | 2.81 |
| Outstanding at December 31, 2002 | 4,880,106 | $3.64 |
| Granted during 2003 | 290,000 | 1.96 |
| Forfeited during 2003 | (48,701) | 2.81 |
| Outstanding at December 31, 2003 | 5,121,405 | $3.56 |
| Granted during 2004 | 95,000 | 1.81 |
| Forfeited during 2004 | (50,250) | 2.81 |
| Outstanding at December 31, 2004 | 5,166,155 | $3.53 |
| Options exercisable at December 31, 2003 | 4,824,738 | $3.65 |
| Options exercisable at December 31, 2004 | 4,874,488 | $3.63 |

The following table summarizes information regarding the stock options outstanding at December 31, 2004, either pursuant to the terms of the Plan or pursuant to the terms of the option grant, if granted prior to the adoption of the Plan:

| Number of options outstanding | Number of options exercisable | Exercise Price | Remaining Contractual Life |
|---|---|---|---|
| 208,960 | 208,960 | $1.56 | 1 Year |
| 288,440 | 288,440 | 2.77 | 1 Year |
| 417,920 | 417,920 | 3.91 | 1 Year |
| 835,839 | 835,839 | 3.80 | 3.5 Years |
| 1,985,119 | 1,985,119 | 4.02 | 3.5 Years |
| 470,160 | 470,160 | 4.20 | 4 Years |
| 564,717 | 564,717 | 2.81 | 5.5 Years |
| 10,000 | 6,667 | 3.32 | 7.5 Years |
| 40,000 | 13,333 | 1.73 | 8.3 Years |
| 250,000 | 83,333 | 2.00 | 8.9 Years |
| 50,000 | — | 1.50 | 9 Years |
| 20,000 | — | 2.25 | 9.2 Years |
| 25,000 | — | 2.09 | 9.7 Years |
| 5,166,155 | 4,874,488 | | |

In prior years, we repriced 775,300 options with an exercise price of $8.77 to an exercise price of $2.81, which represented the fair market value on the date of the repricing. In accordance with generally accepted accounting principles, we adopted variable plan accounting for these options from

(in thousands except share information)

the date of the repricing and reduced compensation expense of $1,251 in 2002. The price of the stock dropped below the repriced levels after trading at prices higher than the repriced levels. No compensation expense was required in 2004 and 2003.

On January 5, 2004, we granted 50,000 options to an executive at an exercise price of $1.50, which was the fair market value at the date of grant. On March 12, 2004, we granted 20,000 options, 10,000 each to two employees, at an exercise price of $2.25, which was the fair market value at the date of grant. On April 15, 2004, we granted 25,000 options to an executive at an exercise price of $2.09, which was the fair market value at the date of grant. On March 19, 2003, we granted 40,000 options to an executive at an exercise price of $1.73, which was the fair market value at the date of grant. On November 21, 2003, we granted 250,000 options to an executive at an exercise price of $2.00, which was the below fair market value at the date of grant. We recorded compensation expense of $38 related to these options, since they were granted at below market value. All the options vest over a three-year period.

## 5. Employee Benefit Plans

*Managers' Incentive Compensation Plans*

We maintain various managers' incentive compensation plans for substantially all managerial employees. The plans provide for incentives to be earned based on attainment of threshold operating profit and market share goals established each year, as defined. We provided approximately $1,998, $774, and $1,046 for such compensation during 2004, 2003, and 2002.

*401(k) Plan*

We have a defined contribution plan, the 401(k) Plan, which covers substantially all employees who have completed ninety days of service with us. Under the terms of the 401(k) Plan, we may contribute a matching contribution percentage determined by, and at the discretion of, the Board of Directors but not in excess of the maximum amount deductible for federal income tax purposes. Company contributions vest to the employees at 20% per year over a five-year period. We contributed $728, $722, and $764 in 2004, 2003, and 2002.

*Deferred Compensation Plans*

Certain of our subsidiaries maintain deferred compensation plans which cover employees selected at the discretion of management. Participants are entitled to deferred compensation and other benefits under these plans. In 2004, 2003, and 2002, we provided compensation expense of $67, $67, and $85 related to these plans.

We have agreements with several of our employees to provide supplemental income benefits. The benefits under these plans were fully vested as of December 31, 2004. We provided $129, $126, and $188 in 2004, 2003, and 2002 for these plans, which principally represented interest on the vested benefits. Amounts due under these plans and agreements are $2,006 as of December 31, 2004 and are

(in thousands except share information)

recorded as accrued expenses $433 and other noncurrent liabilities of $1,573 on our consolidated balance sheets; however, they remain subject to further appreciation/depreciation upon changes in value (as defined).

*Other*

We have life insurance policies on certain of our executives for which Interep is the beneficiary. Proceeds from these policies will be used to partially fund certain of the retirement benefits under these supplemental agreements. Such policies had cash surrender values of $2,102 and $1,982 as of December 31, 2004 and 2003, and offsetting loans of $1,141 and $926, which are included in Investments and Other Assets on the accompanying consolidated balance sheets.

## 6. Income Taxes

Interep and its subsidiaries file a consolidated federal tax return. However, for state tax purposes, separate tax returns are filed in various jurisdictions where losses on certain subsidiaries are not available to offset income on other subsidiaries, and tax benefits on such losses may not be realized. As a result, the consolidated tax provisions are determined considering this tax reporting structure and may not fluctuate directly with consolidated pretax income. We have recorded a valuation allowance to reflect uncertainties with regard to when in the future we will realize our net deferred tax assets.

Components of income taxes are as follows:

| | Year ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| Current: | | | |
| Federal | $ — | $ — | $ — |
| State | 261 | 343 | 464 |
| Deferred: | | | |
| Federal | (2,736) | (14,843) | 328 |
| Valuation Allowance | 2,736 | 14,843 | 6,568 |
| Total Income Taxes | $ 261 | $ 343 | $7,360 |

A reconciliation of the U.S. federal statutory tax rate to the effective tax rate on the loss before income taxes for the periods ended December 31, 2004, 2003, and 2002, is as follows:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Benefit computed at the federal statutory rate of 34% | $(2,391) | $(12,988) | $ (3,473) |
| State and local taxes, net of federal income tax benefit | (302) | (1,639) | (306) |
| Change in valuation allowance and other adjustments | 2,736 | 14,843 | 10,623 |
| Nondeductible travel and entertainment expense | 135 | 163 | 168 |
| Nondeductible insurance premiums | (29) | (73) | 22 |
| Nondeductible investment loss | — | — | 326 |
| Other | 112 | 37 | — |
| Total | $ 261 | $ 343 | $ 7,360 |

(in thousands except share information)

Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities at December 31, 2004 and 2003, are as follows:

| | December 31, | |
|---|---|---|
| | 2004 | 2003 |
| Deferred tax assets: | | |
| Depreciation and amortization | $ 4,685 | $ 4,391 |
| Accruals not currently deductible for tax purposes | 1,178 | 1,819 |
| Consolidated net operating loss carryforward | 31,542 | 28,409 |
| Other | 2,727 | 2,585 |
| | 40,132 | 37,204 |
| Deferred tax liabilities: | | |
| Buyout receivable | (2,042) | (187) |
| Unamortized representation contracts | (9,331) | (10,798) |
| Other | (583) | (779) |
| Net deferred tax asset | 28,176 | 25,440 |
| Valuation allowance | (28,176) | (25,440) |
| Net deferred tax asset (liability) | $ — | $ — |

As of December 31, 2004 and 2003, we had an accrued state income tax liability of $167 and $166 on our consolidated balance sheets. We have a tax net operating loss of $78,854 as of December 31, 2004 that expires 2018 through 2024.

## 7. Long-Term Debt

Long-term debt at December 31, 2004 was comprised of $99,000 in 10.0% Senior Subordinated Notes due July 1, 2008 (the "Notes"). At December 31, 2004, there were no advances outstanding under the $10,000 senior secured revolving credit facility, maturing in September 2006. Long-term debt at December 31, 2003 was comprised of $99,000 in 10.0% Senior Subordinated Notes due July 1, 2008 (the "Notes") and $4,000 of a $10,000 senior secured revolving credit facility.

The Notes are general unsecured obligations of the Company, and the indenture for the Notes provides, among other things, restrictions on incurring additional indebtedness, payment of dividends, repurchase of equity interests (as defined), creation of liens (as defined), transactions with affiliates (as defined), sales of assets or certain mergers and consolidations. Management believes that we are in compliance with these covenants. The Notes bear interest at the rate of 10.0% per annum, payable semiannually on January 1 and July 1. The Notes are subject to redemption at the option of the Company, in whole or in part. All of our subsidiaries are guarantors of the Notes. Each guarantee is full, unconditional and joint and several with the other guarantees. We have no other assets or operations separate from our investment in the subsidiaries.

We capitalized $4,689 of costs incurred in the offering of the Notes which is being amortized over the ten year life of the Notes. At December 31, 2004, the remaining balance is $1,637.

(in thousands except share information)

In September 2003, we entered into a $10,000 senior secured revolving credit facility with Commerce Bank, N.A. to replace our $10,000 senior secured term loan facility with an institutional lender. The revolving credit facility enables us to efficiently manage our cash as we may borrow, repay and re-borrow funds as needed. The revolving credit facility has an initial term of three years. The credit facility is secured by a first priority lien on all of our and our subsidiaries' property and assets, tangible and intangible. Interest is payable monthly on the borrowings at rates based on either a prime rate or LIBOR, plus a premium of 1% for prime rate borrowings, and 4% for LIBOR borrowings. In addition to covenants similar to those in the indenture governing the Notes, the credit facility requires, among other things, that we (i) maintain certain 12-month trailing Operating EBITDA levels ("Operating EBITDA" is defined in the Loan and Security Agreement as, for any period: (a) the Company's consolidated net income (loss), plus (b) all taxes on income plus state and local franchise and corporate taxes paid by the Company and any of its subsidiaries plus (c) all interest expense deducted in determining such net income, plus (d) all depreciation and amortization expense and other non-cash charges (including, without limitation, non-cash charges resulting from the repricing of employee stock options), plus (e) severance costs expensed but not yet paid in cash, less (f) extraordinary gains, plus (g) extraordinary losses, less (h) contract termination revenue); (ii) have a certain minimum accounts receivable balance as of the end of each quarter; (iii) have not less than $200,000 of representation contract value (as defined) as of the end of each quarter; and (iv) have not less than $2,000 of cash and cash equivalents as of the end of each quarter. Management believes that we are in compliance with these covenants. We incurred approximately $500 in legal and other costs directly related to the revolving credit facility, which are being amortized as interest expense over the life of the facility. Substantially all of our subsidiaries, jointly, severally and unconditionally guarantee the revolving credit facility. The remaining $1,200 of unamortized financing costs related to the term loan facility that was replaced by the revolving credit facility was written off to interest expense in the third quarter of 2003. The remaining $400 of unamortized discount related to the warrants issued in conjunction with the term loan facility was also written off to interest expense during the third quarter of 2003.

On November 7, 2002, we entered into an agreement with an institutional lender to provide us with a $10,000 term loan facility. The loan had a five-year term, maturing in November 2007, was secured by a security interest in substantially all of our assets and requires that interest at a rate of 8.125% be paid quarterly. In connection with the loan, we issued a warrant to an affiliate of the lender to purchase 225,000 shares of our Class A common stock for nominal consideration. These warrants were valued at $538 using a Black-Scholes model and were recorded as a discount to the term loan facility, which was being amortized as interest expense based on an effective interest method over the life of the loan. These warrants were exercised in December 2002. In addition, 50,000 shares of our Class A common stock were issued to an advisor in connection with the term loan. These shares were valued at $120 using a Black-Scholes model and were recorded as deferred loan cost, which was being amortized on a straight line basis over the term of the loan. The loan was fully repaid on September 25, 2003.

## 8. Capital Deficit and Restatement of Prior Period Adjustment

In May 2002, we amended our certificate of incorporation for the purpose of establishing a series of preferred stock referred to as the Series A Convertible Preferred Stock (the "Series A Stock"), with the authorization to issue up to 400,000 shares. The Series A Stock has a face value of $100 per share

(in thousands except share information)

and a liquidation preference in such amount in priority over our Class A and Class B common stock. Each share of the Series A Stock may be converted at the option of the holder at any time into 25 shares of Class A common stock at an initial conversion price of $4.00 per share (subject to anti-dilution adjustments). If the market price of our Class A common stock is $8.00 or more for 30 consecutive trading days, the Series A Stock will automatically be converted into shares of Class A common stock at the then applicable conversion price. The Series A Stock bears a 4% annual cumulative dividend that may be paid in cash or in kind (in additional shares of the Series A Stock) at our discretion. We expect to pay such dividends in kind for the foreseeable future. Holders of shares of the Series A Stock vote on most matters on an "as converted" basis, together with the holders of Class A and Class B common stock. During 2002, we completed a series of private placements to issue 110,000 units for an aggregate purchase price of $11,000. Each unit consists of one share of Series A Stock and 6.25 warrants to acquire an equal number of shares of Class A common stock. The warrants are exercisable at any time from the date of grant and expire five years from the date of grant. We allocated the net proceeds of approximately $10,230 from the sale of Series A Stock between the convertible preferred stock and the warrants, both of which are classified in additional paid in capital. We incurred approximately $770 in legal and other costs directly related to the private placements. A stock dividend for the Series A Stock in the amount of 4,561 and 4,037 shares was paid as of May 1, 2004 and 2003, respectively.

Each share of Class B common stock is convertible into one share of Class A common stock at the option of the holder or automatically under certain circumstances. Each share of the Class B common stock is entitled to 10 votes per share in all matters presented to the shareholders, except for certain amendments to the Restated Certificate of Incorporation, certain "going private" transactions and as otherwise required by applicable law. The shares of Class A common stock are entitled to one vote per share on all matters. During 2004, we determined that the beneficial conversion feature of the Series A Stock should have been recorded as a deemed dividend to preferred shareholders, in accordance with EITF Issue No. 00-27, *Application of Issue No. 98-5 to Certain Convertible Instruments*. Accordingly, we restated the 2002 consolidated statement of operations to record $2,141 as a deemed dividend.

During 2004 and 2003, primarily in connection with employee terminations, 446,428 and 544,761 shares of Class B common stock were converted into Class A common stock.

In connection with a consulting agreement, 33,333 shares of our Class A stock, at an average price of $0.81 per share, were issued to a consultant in the fourth quarter of 2004 and recorded as consulting expense.

## 9. Related Party Transactions

Prior to December 2003, we had leased from a trust, of which one of our executives is an income beneficiary and one of our executives is the trustee, a building which was used by us for training sessions and management meetings. The building was sold at December 31, 2003 and is no longer be used by us. Total lease expense was $84 in both 2003 and 2002.

Since 1997, we have had an agreement with Media Financial Services, Inc., an affiliate of one of our executives, whereby Media Financial Services provides financial and accounting services to us.

(in thousands except share information)

The fee for these services amounted to approximately $3,500, $3,400, and $3,200 in 2004, 2003 and 2002.

In January 2002, one of our executives personally guaranteed approximately $2,000 in connection with the Katz litigation settlement. This executive received a fee of 7.5% of the guaranty amount, payable annually. In 2004 and 2003, this executive received payments of $59 and $50. The guaranty was in place until December 2004, which is when the settlement was funded.

## 10. Commitments and Contingencies

At December 31, 2004, we were committed under operating leases, principally for office space, which expire at various dates through 2020. Certain leases are subject to rent reviews and require payment of expenses under escalation clauses. Rent expense was $5,390, $5,679, and $5,507 in 2004, 2003 and 2002. The noncash portion of rent expense that relates to the effect of free rent and abatements was $456, $439, and $389 for 2004, 2003 and 2002. Also included in rent expense for 2003 is $990 related to the sublease lease loss contingency. Future minimum rental commitments under noncancellable operating leases are as follows:

| | |
|---|---|
| 2005 | $ 4,817 |
| 2006 | 4,240 |
| 2007 | 4,122 |
| 2008 | 3,661 |
| 2009 | 2,940 |
| Thereafter | 25,159 |

As of December 31, 2004, the total minimum sublease rentals to be received in the future under noncancelable operating subleases were $2,239.

Representation contract buyouts payable are due over the next five years and thereafter, as follows:

| | |
|---|---|
| 2005 | $5,532 |
| 2006 | 1,580 |
| 2007 | 305 |
| 2008 | 300 |
| 2009 | 300 |
| Thereafter | 150 |

We have employment agreements with certain of our officers and employees for terms ranging from two to five years with annual compensation aggregating approximately $5,208. These agreements include escalation clauses (as defined) and provide for certain additional bonus and incentive compensation.

We are involved in various legal actions from time to time arising in the normal course of business. In the opinion of management, there are no matters outstanding that would have a material adverse effect on the consolidated financial position or results of our operations.

(in thousands except share information)

In October 2003, one of our subsidiaries instituted an arbitration proceeding in Las Vegas, Nevada against Citadel Broadcasting Corporation in connection with Citadel's termination of its representation contract with us. We were seeking monetary damages from Citadel for, among other things, unpaid commissions to which we are contractually entitled and other damages arising from Citadel's breach of the representation contract and certain other contracts to which Citadel is a party. We commenced the arbitration proceeding pursuant to the commercial arbitration rules of the American Arbitration Association. In November 2003, Citadel served its answer and several counterclaims.

On August 19, 2004, we reached a settlement with Citadel Broadcasting with respect to the dispute. The parties agreed to jointly state that Citadel no longer contends that we breached the Representation Agreement or failed to adequately perform. The precise terms of the settlement are confidential. Substantially all of the 2004 contract termination revenue in the statements of operations relates to this contract.

In June 2002, we reached a settlement with Entravision Communications Corporation in regard to the termination of its contract. As a result we recorded approximately $2,000 of contract termination revenue.

We maintain some of our cash in bank deposit accounts, money market funds and certificates of deposits, which at December 31, 2004 exceeded federally insured limits by approximately $3,700. These accounts are maintained in high credit quality financial institutions in order to reduce the risk of potential losses. We have not experienced any losses in these accounts.

## 11. Supplemental Information

Interest expense is shown net of interest income of $36, $100, and $107 in 2004, 2003, and 2002.

Revenues from Infinity Broadcasting Corporation were approximately 28%, 29% and 28% of our total revenues in 2004, 2003 and 2002. Infinity also represented approximately 19% and 29% of our trade account receivable in 2004 and 2003.

## 12. Fair Value of Financial Instruments

The estimated fair values of other financial instruments subject to fair value disclosures were determined based on broker quotes or quoted market prices. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that we could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

| | December 31, | | | |
|---|---|---|---|---|
| | 2004 | | 2003 | |
| | Carrying Amount | Estimated Fair Value | Carrying Amount | Estimated Fair Value |
| Long-term debt | $99,000 | $74,621 | $99,000 | $87,615 |

(in thousands except share information)

We also have a $10,000 senior secured credit facility, none of which was outstanding at December 31, 2004 and $4,000 was outstanding and classified as long-term debt on the consolidated balance sheet at December 31, 2003. The carrying value of this loan approximates fair market value.

The fair value of cash and cash equivalents, accounts receivables and accounts payables approximate the carrying amount due to the short maturity of those instruments.

## 13. Liquidity

We believe that the anticipated cash from continuing operations and the availability from our $10,000 senior secured credit facility, should be sufficient to fund our operations and anticipated needs for required representation contract acquisition payments, and to make the required 10% annual interest payments on the Senior Subordinated Notes, as well as the monthly interest payments under our senior secured revolving loan facility, for at least the next 12 months. We may not, however, generate sufficient cash flow for these purposes or to repay the notes at maturity.

Our ability to fund our operations and required contract acquisition payments and to make scheduled principal and interest payments will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We may also need to refinance all or a portion of the Senior Subordinated Notes on or prior to maturity. There can be no assurance that we will be able to effect any such refinancing on commercially reasonable terms, if at all.

At December 31, 2004, $1,082 of restructuring and severance charges remained in accrued liabilities related to the termination of five executives and 19 other employees during 2003 and 2004. These payments will continue into 2006. Our liquidity and cash flows will be impacted by these headcount reductions. It is anticipated that our operations over the long term will further benefit from these terminations as well as other material cost savings measures implemented in 2004.

## 14. Quarterly Financial Information (Unaudited)

| 2004 Quarter Ended | March 31 | June 30 | Restated (A) September 30 | December 31 | 2004 Year |
|---|---|---|---|---|---|
| Commission revenues | $16,889 | $20,632 | $18,556 | $22,378 | $ 78,455 |
| Contract termination revenue | 236 | 928 | 18,844 | 4,454 | 24,462 |
| Total Revenues | 17,125 | 21,560 | 37,400 | 26,832 | 102,917 |
| Operating expenses | 23,393 | 24,869 | 24,369 | 25,980 | 98,611 |
| Operating (loss) income | $(6,268) | $(3,309) | $13,031 | $ 852 | $ 4,306 |
| Net (loss) income applicable to common shareholders | $(9,204) | $(6,114) | $ 9,682 | $(1,864) | $ (7,500) |
| Basic and diluted (loss) income per share | $ (0.90) | $ (0.59) | $ 0.89 | $ (0.17) | $ (0.70) |

**INTEREP NATIONAL RADIO SALES, INC.**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)**
**(in thousands except share information)**

| 2003 Quarter Ended | March 31 | June 30 | September 30 | December 31 | 2003 Year |
|---|---|---|---|---|---|
| Commission revenues | $18,342 | $22,832 | $ 23,009 | $23,572 | $ 87,755 |
| Contract termination revenue | 5 | 570 | 42 | 49 | 666 |
| Total Revenues | 18,347 | 23,402 | 23,051 | 23,621 | 88,421 |
| Operating expenses | 24,382 | 24,882 | 36,885 | 26,988 | 113,137 |
| Operating loss | $ (6,035) | (1,480) | (13,834) | $ (3,367) | $ (24,716) |
| Net loss applicable to common shareholders | $ (8,947) | $ (4,533) | $(18,916) | $ (6,272) | $ (38,668) |
| Basic and diluted loss per share | $ (0.87) | $ (0.44) | $ (1.85) | $ (0.61) | $ (3.77) |

(A) The September 2004 quarterly information has been restated to reflect the effect of the cumulative change in accounting principle, which should have been recorded in this quarter.

| | Proforma (B) | | | | |
|---|---|---|---|---|---|
| 2004 Quarter Ended | March 31 | June 30 | September 30 | December 31 | 2004 Year |
| Commission revenues | $16,889 | $20,632 | $ 18,556 | $22,378 | $ 78,455 |
| Contract termination revenue | 236 | 928 | 18,844 | 4,454 | 24,462 |
| Total Revenues | 17,125 | 21,560 | 37,400 | 26,832 | 102,917 |
| Operating expenses | 23,393 | 24,869 | 24,369 | 25,980 | 98,611 |
| Operating (loss) income | $ (6,268) | $ (3,309) | $ 13,031 | $ 852 | $ 4,306 |
| Net (loss) income applicable to common shareholders | $ (9,200) | $ (6,081) | $ 10,280 | $ (1,864) | $ (6,865) |
| Basic and diluted (loss) income per share | $ (0.90) | $ (0.58) | $ 0.95 | $ (0.17) | $ (0.64) |

| | Proforma (B) | | | | |
|---|---|---|---|---|---|
| 2003 Quarter Ended | March 31 | June 30 | September 30 | December 31 | 2003 Year |
| Commission revenues | $18,342 | $22,832 | $ 23,009 | $23,572 | $ 87,755 |
| Contract termination revenue | 5 | 570 | 42 | 49 | 666 |
| Total Revenues | 18,347 | 23,402 | 23,051 | 23,621 | 88,421 |
| Operating expenses | 24,382 | 24,882 | 36,885 | 26,988 | 113,137 |
| Operating loss | $ (6,035) | (1,480) | (13,834) | $ (3,367) | $ (24,716) |
| Net loss applicable to common shareholders | $ (9,024) | $ (4,594) | $(18,934) | $ (6,265) | $ (38,817) |
| Basic and diluted loss per share | $ (0.88) | $ (0.45) | $ (1.85) | $ (0.61) | $ (3.79) |

(B) The 2003 and March and June 2004 quarterly results have been shown as proforma to reflect the application of EITF No. 03-16 retroactive to prior quarters.

Schedule II

# INTEREP NATIONAL RADIO SALES, INC.

## VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

| | Balance at beginning of year | Additions charged (credited) to costs and expenses | Deductions | Balance at end of year |
|---|---|---|---|---|
| **December 31, 2002** | | | | |
| Allowance for Doubtful Accounts | $ 1,747 | 119 | (549) | $ 1,317 |
| Valuation Allowance on Deferred Tax Assets | $ 4,029 | 6,568 | — | $10,597 |
| **December 31, 2003** | | | | |
| Allowance for Doubtful Accounts | $ 1,317 | (204) | (305) | $ 808 |
| Valuation Allowance on Deferred Tax Assets | $10,597 | 14,843 | — | $25,440 |
| **December 31, 2004** | | | | |
| Allowance for Doubtful Accounts | $ 808 | 70 | (108) | $ 770 |
| Valuation Allowance on Deferred Tax Assets | $25,440 | 2,736 | — | $28,176 |

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York.

April 15, 2005

INTEREP NATIONAL RADIO SALES, INC.

By: /s/ RALPH C. GUILD

**Ralph C. Guild**
**Chief Executive Officer and Chairman of the Board**
**(principal executive officer)**

Each person whose signature appears below hereby appoints Ralph C. Guild and William J. McEntee, Jr., and both of them, either of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents full power and authority to perform each and every act and thing appropriate or necessary to be done, as fully and for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ RALPH C. GUILD<br>**Ralph C. Guild** | Chief Executive Officer, Chairman of the Board and Director | April 15, 2005 |
| /s/ GEORGE E. PINE<br>**George E. Pine** | President, Chief Operating Officer and Director | April 15, 2005 |
| /s/ MARC G. GUILD<br>**Marc G. Guild** | President, Marketing Division; Director | April 15, 2005 |
| /s/ WILLIAM J. MCENTEE, JR.<br>**William J. McEntee, Jr.** | Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer) | April 15, 2005 |
| /s/ LESLIE D. GOLDBERG<br>**Leslie D. Goldberg** | Director | April 15, 2005 |
| /s/ HOWARD M. BRENNER<br>**Howard M. Brenner** | Director | April 15, 2005 |
| /s/ JOHN PALMER<br>**John Palmer** | Director | April 15, 2005 |
| /s/ ARNIE SEMSKY<br>**Arnie Semsky** | Director | April 15, 2005 |
| /s/ ARNOLD SHEIFFER<br>**Arnold Sheiffer** | Director | April 15, 2005 |

## SUPPLEMENTAL INFORMATION

As of the date of filing of this Report, we have not yet sent to our holders of common stock our 2004 annual report or proxy materials for our 2005 annual meeting of shareholders. We will send copies of such materials to the Securities and Exchange Commission when they are sent to our security holders.